Exhibit 99.2
SHAREHOLDERS’ QUARTERLY REPORT
For the six months ended June 30, 2005
August 4, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS
August 4, 2005
Basis of Presentation
The consolidated financial results include those of Extendicare Inc. and its subsidiaries. Unless the context indicates otherwise, a reference to “Extendicare” or the “Company” means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products.
This Management’s Discussion and Analysis of Results of Operations and Financial Position (MD&A) describes Extendicare’s business, the business environment, the principal factors affecting the results of operations, liquidity and capital resources, and the critical accounting policies of the Company that will help the reader understand Extendicare’s consolidated financial results. This MD&A should be read in conjunction with Extendicare’s unaudited interim consolidated financial statements for the six months ended June 30, 2005, and the notes thereto, together with the MD&A and audited consolidated financial statements and accompanying notes found in the Company’s 2004 Annual Report. Extendicare’s accounting policies are in accordance with Canadian generally accepted accounting principles (GAAP) of The Canadian Institute of Chartered Accountants (CICA). All dollar amounts are in Canadian dollars unless otherwise indicated.
Executive Overview
Extendicare Inc. is a major provider of long-term care and related services in North America, and through its subsidiaries, operates 441 nursing and assisted living facilities in the United States and Canada, with capacity for over 34,600 residents. The Company employs 37,900 people in 19 states and four provinces in North America.
The Company’s wholly owned U.S. subsidiary, Extendicare Health Services, Inc. and its subsidiaries (EHSI), operates nursing and assisted living facilities in the United States. EHSI offers a continuum of health care services, including nursing care, assisted living and related medical specialty services, such as subacute care and rehabilitative therapy on an inpatient and outpatient basis.
The Company’s wholly owned subsidiary, Extendicare (Canada) Inc. and its subsidiaries (ECI), operates nursing and retirement centres in Canada, and also manages a chronic care hospital unit in Ontario. ECI is a major provider of home health care in Canada through its ParaMed Home Health Care (ParaMed) division.
At June 30, 2005, Extendicare, through its subsidiaries, operated 441 facilities with capacity for 34,629 residents (December 31, 2004 — 263 facilities with capacity for 27,615 residents; June 30, 2004 — 273 facilities with capacity for 28,321 residents). The total number of facilities operated has increased since the end of 2004 by 178. On January 31, 2005 the EHSI acquired Assisted Living Concepts, Inc. (ALC), representing 177 facilities with 6,838 assisted living units in 14 states. In April 2005, EHSI completed construction of a 60-bed assisted living facility in Wisconsin. In June 2005, EHSI acquired a 127-bed nursing home in Kentucky, and closed a nursing home in Indiana upon completion of the consolidation of two adjacent homes in the area.
The Company has a significant presence (more than 10% of its resident capacity) in each of two states in the U.S. — Ohio and Pennsylvania — as well as in the Province of Ontario, Canada. Nursing and assisted living facilities are located in groups within geographic proximity of each other, thereby allowing for regional development of ancillary businesses, cost-effective management control and reduced travel costs. The Company’s average occupancy for the six months ended June 30, 2005, was 92.9% compared to 92.7% in the same prior year period, and 93.0% for the year ended December 31, 2004.
Extendicare operates in a competitive marketplace and depends substantially on revenue derived from government sources, with the remaining revenue derived from commercial insurers, managed care plans, and private individuals. The ongoing pressures from government programs, along with other payors seeking to control costs and/or limit reimbursement rates for medical services are a risk the Company faces. The Company also operates in a heavily regulated industry, subject to the scrutiny of federal and state/provincial regulators. Each of EHSI’s and ECI’s nursing homes must comply with regulations regarding staffing levels, resident care standards, occupational health and safety, resident confidentiality, billing and reimbursement, along with environmental, biological and other standards. Government agencies have steadily increased their enforcement activity over the past several years. The Company continually allocates increased resources to ensure compliance with and respond to inspections, investigations and/or enforcement actions, and to improve the quality of services provided to its residents.
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The Company’s primary focus remains on its core skilled nursing facility operations, while continuing to grow its complementary long-term care services. By emphasizing quality care for patients and by clustering several long-term care facilities together within the geographic areas served, the Company’s goal is to build upon its reputation as a leading provider of a full range of long-term care services in its communities.
The Company’s key business goals are to: provide quality, clinically-based services; strengthen both Medicare and total average daily census; increase market share of Canadian home health care operations; improve operating cash flow; actively improve its asset portfolio through renovation, expansion or acquisition, or where appropriate through disposal of underperforming facilities; expand non-government based revenue sources, thereby decreasing the level of risk and reliance on government funding; diversify within the long-term care industry in the areas of rehabilitative clinics and management and consulting services; increase operating efficiency; and manage resident care liability claim settlements.
In the United States, EHSI’s total and Medicare average daily census for the six months ended June 30, 2005, continued to exceed comparable figures of 2004. Nursing home average daily census (ADC) on a same-facility basis was 12,874 in the first half of 2005 compared to 12,619 in the first half of 2004, and 12,704 for the year ended 2004. Same-facility nursing home ADC increased 1.2% to 12,797 in the 2005 second quarter compared to 12,642 in the 2004 second quarter. However, EHSI experienced a decline of 154 ADC from the 2005 first quarter ADC of 12,951 due to planned reductions in operational capacity at two facilities, declines in census attributable to regulatory issues at certain facilities, and the focus to increase Medicare census at the expense of attaining higher total census.
In EHSI’s nursing facilities, Medicare ADC on a same-facility basis was 2,435 in the first half of 2005 compared to 2,132 in the first half of 2004, and 2,120 for the year ended 2004. For the 2005 second quarter, Medicare ADC was 2,437 compared to 2,093 in the 2004 second quarter. Medicare ADC for the 2005 second quarter increased slightly from 2,433 in the 2005 first quarter, whereas in 2004, EHSI experienced a drop of 80 Medicare ADC from the 2004 first quarter to the 2004 second quarter. Lower Medicare admissions usually occur as the summer months approach, but this trend was delayed in 2005. The overall improvement in Medicare census was the direct result of an intense focus on the growth of Medicare census by EHSI’s marketing group. As noted in previous reports, EHSI has implemented consistent admission practices, has certified all of its nursing facility beds under the Medicare program and implemented routines that commit senior management to focus on census. All of these initiatives have driven the improved Medicare census results for 2004 and 2005.
For further details on the significant transactions occurring in 2005, refer to “Significant Developments in 2005”, and for an analysis of the Company’s financial results, refer to the discussions under “2005 Second Quarter Results”.
Critical Accounting Policies and Estimates
Readers should refer to the MD&A of the Company’s 2004 Annual Report for a full discussion of the Company’s critical accounting policies. The disclosures in such report have not materially changed since that report was filed; however, to the extent there have been changes, they are discussed below under “Significant Developments in 2005”. Management considers the Company’s accounting policies to be essential to an understanding of the Company’s financial statements because their application requires significant judgement and reliance on estimations of matters that are inherently uncertain. There are risks relating to the accounting policies applied to: revenue recognition and the valuation of accounts receivable; the valuation of assets and determination of asset impairment; the measurement of acquired assets and assumed liabilities in business combinations; the accrual for self-insured liabilities; and the accounting for future tax assets and liabilities.
Significant Developments in 2005
Update of U.S. Legislative Actions Affecting Revenue
The majority of the Company’s operations are in the United States where 75.0% of its revenue for the first half of 2005 was earned. EHSI receives payment for its services and products from the federal program (Medicare) and state medical assistance programs (Medicaid), as well as from private payors. The private-pay classification includes payments from individuals, commercial insurers, health maintenance organizations, preferred provider organizations and other charge-based payment sources, including Blue Cross associations and the Department of Veterans Affairs.
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The following table sets forth EHSI’s percentage of its total revenue from Medicare, private/other, and Medicaid sources, both excluding and including prior period revenue settlement adjustments:

	Excluding prior period revenue settlement
	adjustments					Actual
					Year					Year
	First Quarter		Second Quarter		ended	First Quarter		Second Quarter		ended
	2005	2004	2005	2004	2004	2005	2004	2005	2004	2004

Medicare	29.7%	30.5%	28.0%	29.7%	29.9%	28.0%	30.3%	26.8%	29.8%	29.8%
Private/other	26.7	23.6	29.3	23.6	23.0	25.1	23.5	28.1	23.6	22.9
Medicaid	43.6	45.9	42.7	46.7	47.1	46.9	46.2	45.1	46.6	47.3

The increase in the proportion of private/other revenue in 2005 compared to 2004 is primarily due to the January 31, 2005 acquisition of ALC.
Medicare Funding
The long-term care industry is currently receiving a Medicare funding enhancement referred to as “RUGs Refinements”, which are a 20% add-on to rates for 15 Resource Utilization Groups, or RUGs. The 20% add-ons from three RUGs categories were later redistributed to 14 rehabilitation categories at an add-on rate of 6.7% each. In July 2004 the Centers for Medicare and Medicaid Services (CMS) announced that the RUGs Refinements would extend only until September 30, 2005. U.S. Congress enacted legislation directing CMS to conduct a study on the RUGs classification system and report its recommendations prior to the implementation of a RUGs Refinement change whereby all or part of the enhancement would have been discontinued. In May 2005 CMS published a proposed rule whereby the current funding enhancements for the RUGs Refinements would be extended to, but expire on, December 31, 2005. In addition, CMS has proposed expansion of the RUGs classifications from 44 to 53. The proposed expansion of nine RUGs classifications is intended to reimburse operators for the care provided for medically complex residents who require rehabilitation services and treatment of multiple illnesses. CMS also proposed increases in the nursing and therapy components of the case mix index for all 53 RUGs rates. The proposals were subject to a consultation period which ended in July 2005. On July 29, 2005, CMS announced the final regulation to implement the RUGs classification changes and new payment rates effective January 1, 2006. CMS also announced that the market basket increase to take effect October 1, 2005 would be 3.1%. EHSI has conducted a limited review of these proposals, and will continue to evaluate the final regulation to determine its impact. EHSI estimates, based on its preliminary review, and using its Medicare case mix and census for the first half of 2005, the RUGs Refinement to take effect January 1, 2006, net of the October 1, 2005, market basket increase, would result in a net reduction in its current average Medicare per diems by approximately US$10.00, resulting in lower annual revenue of approximately $11.0 million (US$8.9 million). These estimates are based upon a number of assumptions and estimates may vary from the actual impact of the final regulation.
Effective July 1, 2005, the State of Ohio will no longer reimburse operators for uncollected Part A claims pertaining to dually eligible residents and thereby has shifted the responsibility to CMS for the funding of such losses. However, this shift in responsibility will result in a larger reimbursement loss, should CMS proceed with its phase-in plan to reduce the level of reimbursement of uncollected Part A co-insurance as discussed below.
In February 2003 CMS announced a plan to reduce its level of reimbursement for uncollectible Part A co-insurance. CMS did not implement the rule change as planned on October 1, 2003, and continues to review the proposed plan. In February 2005 the U.S. President’s Proposed Budget, which is subject to legislative review, provides for the implementation of the plan over a three-year period commencing on October 1, 2005. Under current law, skilled nursing facilities are reimbursed 100% for bad debts incurred. The plan is to reduce the reimbursement levels from the current 100% to: 90% beginning October 1, 2005; 80% beginning October 2006; and 70% beginning October 2007. This is consistent with the reimbursement policy applicable to hospitals. EHSI estimates that should this occur, along with the CMS’ proposal for Medicare funding changes, the negative impact on pre-tax earnings would be: $0.5 million (US$0.4 million) in 2005; $2.6 million (US$2.1 million) in 2006; $4.5 million (US$3.7 million) in 2007; and $6.0 million (US$4.9 million) in 2008. There can be no assurance that the proposed plan or revisions to the plan will not be implemented, and if implemented may not have a significant impact on EHSI’s reimbursement of Medicare revenue.
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State Plan Amendments That Affect Medicaid Rates
Several states in which EHSI operates have received approval from CMS for plan amendments and waivers, which increase the level of federal funding for the states’ Medicaid programs, and result in providing nursing facilities with revenue rate increases to offset new or increased provider taxes.
In January 2005 the States of Pennsylvania and Washington received approval from CMS for their submitted state plan amendments and waivers. The Washington plan had no impact on earnings. In March 2005 the State of Pennsylvania officially approved and committed to its state plan amendment and waiver. The Pennsylvania plan covers a four-year period from July 1, 2003 to June 30, 2007, and the rates for the first two fiscal years have been announced. As a result, in the 2005 first quarter, EHSI recognized incremental revenue of $20.2 million (US$16.5 million) and provider tax expense of $16.4 million (US$13.3 million) relating to the period from July 1, 2003 to December 31, 2004. In addition, the 2005 first quarter results included current period revenue of $3.1 million (US$2.5 million) and additional provider tax expense of $2.7 million (US$2.2 million) relating to the approved plan.
In May 2005 the State of Indiana announced that it had received approval from CMS of its state plan amendment and waiver, which increased federal funding for the Medicaid program retroactively back to July 1, 2003. As a result, this provided EHSI with 21 months of additional revenue and earnings before income taxes retroactive to July 1, 2003, totalling $16.3 million (US$13.1 million) and $6.9 million (US$5.6 million), respectively in the 2005 second quarter. In addition, the 2005 second quarter results included current period revenue of $2.7 million (US$2.2 million) and additional provider tax expense of $1.6 million (US$1.3 million) relating to the approved plan. The receipt of the aggregate incremental revenue and payment of the aggregate provider taxes will occur in the 2005 third quarter, and therefore resulted in an increase in the balance of accounts receivable and accrued liabilities as of June 30, 2005.
Update of Canadian Legislative Actions Affecting Revenue
In Canada, the fees charged by ECI for its nursing centres and home health care services are regulated by provincial authorities. Accordingly, provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. Ontario is ECI’s largest market for both its long-term care and home health care services.
Ontario Property Tax Funding
In 2004 the Ontario government reduced the funding to long-term care providers for property taxes from 90% to 80%. The issues surrounding this resulted from the influx of 20,000 new long-term care beds in Ontario, which has put a strain on the government’s allocated pool of funds. The reduction in funding for 2004, from 90% to 80%, lowered ECI’s revenue for 2004 by $0.8 million. In the 2005 first quarter, ECI received a pick up of $0.4 million in property tax funding for the 2004 calendar year as a result of the government’s year-end balancing of its available pool of funds, which differed due to the timing of the opening of new homes. Property tax funding levels for 2005 remain at the 80% level. However, there can be no assurance that funding will not be reduced in the future. Extendicare is working with its partners in the long-term care industry to ensure the government understands the serious nature of this issue.
Ontario Long-term Care Funding
In May 2004, as part of its 2004 Budget, the Ontario government announced plans to invest additional funding to improve Ontario’s long-term care facilities and home care program over the next four years. The 2004 Budget called for an additional investment in long-term care of $191.0 million in 2004 and 2005 to improve care and services for seniors in long-term care homes by hiring 2,000 new staff (600 of which are to be nurses), additional training of front-line staff to provide more personal care, and the establishing of a new independent advocate for seniors in long-term care homes who will oversee inspections and compliance. Funding from this announcement was phased in on October 1, 2004 and on April 1, 2005. Based on the 4,981 owned or leased long-term care beds that ECI operates in Ontario, ECI estimates that the funding increases represent additional annual revenue of approximately $6.6 million beginning October 1, 2004, rising to $8.0 million on April 1, 2005.
In July 2005, the government announced a further funding commitment of $27.6 million to increase base funding for long-term care homes, retroactive to April 1, 2005, which will be recognized in the Company’s 2005 third quarter results. This further increase is to provide additional support to the goal of hiring 2,000 new staff and to implement new enhanced care requirements. ECI estimates that based on the 4,981 long-term care beds it operates in Ontario, this additional funding will provide annual revenue of approximately $1.8 million.
Most of the above additional funding is directed towards the flow-through envelopes, specifically the nursing and personal care envelope (nursing envelope) and the program and support services envelope (program envelope), in which funding is tied to resident care costs and would not increase earnings. Of the approximately $9.8 million annual funding increase to
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ECI, about $1.5 million is not flow-through, but is directed towards the accommodation envelope to assist in offsetting inflationary cost increases.
Alberta Long-term Care Funding
The Alberta Government confirmed changes to the long-term care funding formula for its 2005/2006 fiscal year. Effective April 1, 2005, long-term care providers received annual inflationary increases. On July 1, 2005, the annual funding adjustments for the case mix index (a measure of the level of care required by the resident population of the facility), occurred. Further funding changes occurred on July 1, 2005, and are scheduled for January 1, 2006, to fund a required increase in nursing hours of care. Based on the 1,141 long-term care beds that ECI operates in Alberta, ECI estimates that these funding changes result in additional annualized revenue of approximately $2.2 million starting April 1, 2005, increasing to approximately $4.4 million on January 1, 2006.
Ontario Home Care Funding
The 2004 Ontario Budget also called for an additional investment of $448.0 million in home care over the next four years. As part of that initiative, the government provided new funding of $73.2 million to Ontario’s Community Care Access Centres (CCACs) in the latter half of 2004, targeted towards acute home care, end-of-life care, and chronic home care services. There has been no evidence that the CCACs passed these funds onto the care providers to increase the number of home care visits in the Province. In July 2005 the government announced the release of $87.8 million for home care services to benefit 45,100 additional acute care clients this year. It is unclear at this time how much of those funds will be used to: buy new services; offset current operating deficits of the CCACs; or pay for rate increases built into existing contracts. As such, it is not possible to predict to what extent Extendicare, through its ParaMed Home Health Care operations, will benefit. ParaMed and other providers are seeking more definitive answers from the Ministry of Health and Long-Term Care.
Acquisition of Assisted Living Concepts, Inc. and Related Lease Arrangements
On January 31, 2005, the shareholders of ALC approved the merger and acquisition agreement, and EHSI completed the transaction for a total of approximately US$285.0 million including the assumption of debt of approximately US$141.0 million, for a net cash cost of approximately US$144.0 million. The acquisition was financed by drawing US$60.0 million on EHSI’s revolver loan, using approximately US$29.0 million of EHSI’s cash on hand, and using US$55.0 million of cash from Extendicare. The acquisition was accounted for as a purchase transaction. Refer to note 2 of the unaudited interim consolidated financial statements for the six months ended June 30, 2005, for further details. ALC’s financial results for the five months ended June 30, 2005, are included in the consolidated results of the Company for the first half of 2005. ALC contributed revenue of $93.5 million (US$75.7 million) and EBITDA of $20.4 million (US$16.5 million) for the first half of 2005. For the 2005 second quarter, ALC earned revenue of $57.8 million (US$46.6 million) and EBITDA of $13.9 million (US$11.2 million). However, these results were impacted by adjustments that related to the 2005 first quarter, as the Company refined its preliminary purchase price allocation of ALC’s acquired assets and assumed liabilities. Excluding these adjustments, ALC’s revenue and EBITDA for the 2005 second quarter were US$46.2 million and US$10.2 million, respectively. The Company will complete the valuation of the ALC purchase price allocation by the end of 2005. Based upon this valuation, the purchase price allocation for accounting purposes may be adjusted in future periods.
In January 2005 EHSI amended its senior secured revolving credit facility (the “Credit Facility”) to accommodate the ALC acquisition. The ALC debt assumed in the acquisition is non-recourse to EHSI and the debt and earnings of ALC are excluded from existing financial covenants under EHSI’s Credit Facility. In addition, ALC and its subsidiaries are excluded from the list of EHSI’s subsidiaries that are guarantors of EHSI’s Senior Notes and Senior Subordinated Notes. EHSI is restricted from borrowing under its Credit Facility to support the ALC operations, and all cash flow from ALC is retained within the ALC operation. ALC’s cash balance at June 30, 2005, was $8.6 million (US$7.0 million), compared to $8.1 million (US$6.5 million) at January 31, 2005.
In August 2005, EHSI amended and restated its Credit Facility. For additional information refer to discussion of “Subsequent Events” and to note 15 to the unaudited interim consolidated financial statements for the six months ended June 30, 2005.
In January 2005 EHSI entered into a Memorandum of Understanding (MOU), and later two new master lease agreements, with LTC Properties, Inc. (LTC) in respect of the 37 facilities leased by ALC from LTC. Under the terms of the MOU and master lease agreements, which became effective January 1, 2005, EHSI agreed to increase the annual rent paid to LTC by US$250,000 per annum for each of the successive four years, commencing on January 1, 2005, and amended the terms relating to inflationary increases. The 37 leases formerly had expiration dates ranging from 2007 through to 2015. Under the terms of the master lease agreements, the initial 10-year lease commenced on January 1, 2005, and there are three
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successive 10-year lease renewal terms at EHSI’s option. There are no significant economic penalties to EHSI if it decides not to exercise the renewal options. The aggregate minimum rent payments for the LTC leases for the calendar years 2005 through 2008 will be US$9.4 million, US$9.8 million, US$10.2 million and US$10.7 million, respectively. The minimum rent will increase by 2% annually for each of the calendar years 2009 through 2014. The minimum rent during any extended term will increase by a minimum of 2% annually. The MOU provides that LTC will not assert certain events of default against ALC under the original leases. The effect of the scheduled rent increases has been accounted for on a straight-line basis over the lease term.
In March 2005 EHSI amended the lease agreements with Assisted Living Facilities, Inc. (ALF), an unrelated party, under which ALC leases five assisted living facilities located in the State of Oregon. Under the terms of the agreement, the termination date of the leases was changed to December 31, 2009 and ALC received an option to purchase the facilities in 2009 at a fixed price. The option to purchase was determined to be a bargain purchase price, requiring the classification of these leases be changed from operating to capital. As a result, a capital lease obligation of $15.7 million (US$12.8 million) was recorded, which represented the estimated market value of the properties as of March 31, 2005, and also approximated the present value of future payments due under the lease agreements, including the purchase option payment. The option to purchase must be exercised prior to July 1, 2009 with closing to occur on or about December 31, 2009.
Prior to completion of the acquisition of ALC, EHSI conducted a due diligence review to ascertain the risks associated with the acquisition. Though the Company believes these due diligence efforts identified and quantified those risks, by virtue of this acquisition EHSI assumed all current and former financial, legal, regulatory and environmental risks associated with ALC. Since February 1, 2005, the Company has commenced the integration of ALC, which has included changes in senior and middle management personnel at ALC. The Company has relocated the head office of ALC, and as of May 1, 2005, had moved all accounting and information systems, from Dallas, Texas to Milwaukee, Wisconsin.
Other Acquisitions and Construction
In June 2005 EHSI completed the acquisition of a 127-bed nursing home in Kentucky for cash of $10.3 million (US$8.2 million).
EHSI is in the midst of a two-phase construction program. Phase I consists of seven projects to expand four assisted living facilities (87 units) and two skilled nursing homes (38 beds), and to add one new assisted living facility (40 units). Six of the projects have been completed and the remaining one is due to open in early 2006. Four of the projects were completed in 2004, representing 20 nursing beds and 86 assisted living units, and two projects have been completed this year, representing 18 nursing beds and 25 assisted living units. Phase II represents 14 projects for 337 assisted living units and 153 nursing beds during 2005 through to 2007. Three of these projects were completed in April 2005, adding 110 assisted living units.
Valuation Adjustment on Interest Rate Caps
The Company recorded a pre-tax charge in the three and six months ended June 30, 2005, of $1.2 million and $2.7 million, respectively, related to the valuation of its U.S. operations’ interest rate caps. The interest rate cap arrangements, which cap the projected six-month London Interbank Borrowing Rate (LIBOR) at 7%, were put in place for a notional US$275.0 million. The interest rate cap arrangements do not qualify as hedge instruments for accounting purposes and therefore, are required to be adjusted to market value each period, with any change reported in the statement of earnings.
Loss (Gain) from Asset Disposals, Impairment and Other Items
The Company reported an overall pre-tax loss of $6.1 million related to a number of transactions during the first half of 2005, which are described below, in comparison to a pre-tax gain of $8.3 million in the first half of 2004.
In the 2005 first quarter, EHSI prepaid an Industrial Development Revenue Bond totalling $11.7 million (US$9.5 million) and a mortgage totalling $6.5 million (US$5.3 million), which resulted in a pre-tax charge to earnings of $0.3 million to write off deferred financing costs.
In January 2005, EHSI sold for $2.3 million (US$1.9 million) in cash a former nursing home property in Maryland that had been closed since 1998. The pre-tax gain on the disposition was $0.5 million.
In the 2005 second quarter, EHSI recorded a loss of $7.1 million (US$5.7 million) on the impairment of long-lived assets as a result of continued regulatory problems and the financial performance of its Lakeside nursing home, whose operations were transferred to a third party in 2004. Further information on this is provided below under the heading “Other”.
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In addition during the 2005 second quarter, EHSI sold non-core assets for approximately $1.2 million (US$1.0 million) resulting in a pre-tax gain of $0.8 million.
Other
In August 2004, EHSI transferred the operations of its Lakeside nursing home to Lakeside Health L.L.C. (Lakeside Health), a subsidiary of Benedictine Health Dimensions, Inc. (Benedictine) for a term of three years. The transfer of operations was in response to facility citations for survey deficiencies and an agreement with the State of Wisconsin to transfer the operations to a new licensee. Under the terms of an agreement with Lakeside Health, EHSI is responsible for funding operating losses of the Lakeside nursing home and to provide working capital advances sufficient to maintain an operating cash account of US$1.5 million, during the term of the agreement. If, beginning after a date which is 60 days after the facility has cleared all regulatory deficiencies in existence as of July 31, 2004, Lakeside Health incurs operating losses totalling more than US$3.0 million, or if Lakeside Health incurs operating losses for any consecutive three-month period in excess of US$1.0 million, the Company may terminate the agreement. In September 2004, Lakeside Health cleared all regulatory deficiencies existing as of July 31, 2004. Losses by Lakeside Health have met the US$3.0 million financial maximum, however the Company has not, as yet, terminated the contract. Lakeside Health incurred net losses of US$1.1 million and US$2.8 million for the three and six months ended June 30, 2005, respectively, and a net loss of US$1.8 million for the five months ended December 31, 2004. EHSI has advanced to date US$7.4 million to fund operating losses. The Company has provided for the possible non-collection of advances to Lakeside Health, and as at June 30, 2005, had a balance due from Lakeside Health, net of allowance, of US$3.1 million. These advances are secured by a first security interest in Lakeside Health’s accounts receivable, and are repayable from the assets and future cash flow of Lakeside Health, if any.
As a result of regulatory issues and the continued poor financial performance of Lakeside Health, the Company has held discussions with Benedictine and the State of Wisconsin in respect of various options. The Company anticipates conclusion of these discussions in the third quarter. However, based upon the poor financial and operating performance of Lakeside Health in the second quarter of 2005, the Company recorded an asset impairment provision of US$5.7 million to reduce the carrying value of the Lakeside property from US$6.1 million to US$0.4 million. In the fourth quarter of 2004, the Company had already recorded an asset impairment of US$6.8 million to reduce the value of the property to US$6.2 million, and had assumed improvement in operations at Lakeside Health that did not transpire. The Company determined the reduced asset value was US$0.4 million, based upon the estimated market value of the property.
EHSI has a preferred provider agreement with Omnicare to provide pharmacy services to all of EHSI’s nursing facilities. Omnicare and EHSI are currently negotiating the pricing of drugs for Medicare residents for the years 2001 and 2002, and should this matter not be settled, it will be taken to arbitration. Provisions for this claim are included in the Company’s consolidated financial statements. In addition, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing for this matter has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that other claims will not be made with respect to the agreement. There has been no change in the status of the above issues since December 31, 2004.
Subsequent Events
On August 4, 2005, EHSI amended its US$155.0 million credit facility (the “Amended and Restated Credit Facility”) to among other things: increase the borrowing capacity to US$200.0 million, comprised of an US$86.0 million term loan and a US$114.0 million revolving credit facility, and to extend the maturity date for just over one year to July 31, 2010. In addition, EHSI has the ability, with willing lenders, to increase the term loan or the revolving credit facility by up to US$15.0 million, for a total credit facility of up to US$215.0 million. Proceeds from the Amended and Restated Credit Facility were immediately used to terminate and repay the balance of ALC’s US$34.0 million of borrowings under its GE Capital Term Loan and Credit Facility, and will be used to repay ALC’s approximately US$22.0 million of Revenue Bonds. Upon the payment in full of ALC’s Revenue Bonds, and subject to certain limitations, EHSI will no longer be restricted from advancing funds to and from ALC, including funds from borrowings under its Amended and Restated Credit Facility. Further details on this refinancing are disclosed in note 15 to the unaudited interim consolidated financial statements for the six months ended June 30, 2005.
In July 2005, EHSI acquired property in Washington for future development for US$0.9 million in cash.
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EHSI is currently in negotiations for the sale of its six remaining leased nursing home properties in Florida for proceeds of about US$10.0 million, which would result in a pre-tax gain on sale of approximately US$4.0 million. The transaction is anticipated to be completed in the 2005 third quarter.
Summary of Quarterly Results
The following is a summary of selected consolidated financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.

(thousands of dollars unless	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
otherwise noted)	2005	2004	2005	2004	2004	2003	2004	2003

Revenue	488,061	429,572	518,944	445,639	445,601	433,054	425,988	431,543
EBITDA(1)	59,146	50,980	79,578	59,054	62,566	50,651	51,992	50,603

Earnings from health care before undernoted(1)	18,398	15,165	27,989	21,688	23,262	12,569	20,587	14,348
Valuation adjustment on interest rate caps, net of tax	(968)	—	(708)	(3,661)	(1,592)	—	(1,143)	—
Gain (loss) from asset disposals, impairment, and other items, net of tax	127	10,722	(3,721)	(269)	(3,141)	—	(4,760)	—
Prior year tax benefit	—	—	—	—	—	—	38,968	—

Earnings from health care	17,557	25,887	23,560	17,758	18,529	12,569	53,652	14,348
Share of equity accounted earnings	606	2,452	1,683	584	1,083	1,197	5,256	2,559

Net earnings	18,163	28,339	25,243	18,342	19,612	13,766	58,908	16,907

Diluted earnings (loss) per share ($)(2)
Health care operations before undernoted	0.26	0.21	0.40	0.31	0.33	0.17	0.29	0.21
Valuation adjustment on interest rate caps	(0.01)	—	(0.01)	(0.05)	(0.03)	—	(0.01)	—
Gain (loss) from asset disposals, impairment, and other items	—	0.16	(0.05)	(0.01)	(0.04)	—	(0.08)	—
Prior year tax benefit	—	—	—	—	—	—	0.56	—
Share of equity accounted earnings	0.01	0.03	0.02	0.01	0.02	0.02	0.08	0.03

	0.26	0.40	0.36	0.26	0.28	0.19	0.84	0.24

(1) Refer to discussion of non-GAAP measures.

(2) Diluted earnings per common share prior to the Subordinate Voting Share preferential dividend.
Non-GAAP Measures
EBITDA is a measure commonly used in the long-term care industry to evaluate performance, primarily by lenders and investors in issued debt, and is generally defined as earnings before interest, income taxes, depreciation and amortization. In this calculation, the Company has excluded the line items “valuation adjustment on interest rate caps” and “loss (gain) from asset disposal, impairment and other items”. These line items are reported separately because they relate to the change in the fair value of interest rate caps associated with the Company’s long-term debt, gains or losses on the disposal or impairment of assets, provisions for ceased operations, and the write-off of unamortized financing costs on early retirement of debt.
The Company has also reported separately a “prior year tax benefit” in 2004, as this related to the tax benefit on a loss that occurred in 1999 and does not relate to income earned in the current period.
In addition, the Company determines and reports the above line items on an after-tax basis as a means of deriving the remaining earnings from health care operations and related diluted earnings per share. The resulting term, “health care operations before undernoted” is a measure commonly used by the Company and its investors as a means of assessing the performance of the core operations in comparison to prior periods.
Neither EBITDA nor “health care operations before undernoted” have a standardized meaning under Canadian GAAP, and they are not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA and “health care
Extendicare Inc. June 2005

operations before undernoted” are not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
Impact of Foreign Currency Translation
The majority of Extendicare’s operations are conducted in the United States, which accounted for 75.0% of total revenue in the first half of 2005. As a result of the strengthening of the Canadian dollar, foreign currency translation had a significant negative effect on the Company’s earnings in the first half of 2005 in comparison to the first half of 2004. In addition, this impacted the quarterly trend of earnings for the prior quarters.
The table below illustrates the changes in the average exchange rates used in translating the U.S. results for the first six months of 2005 and 2004, and its effect on the 2005 results.

Six months ended June 30	2005	2004

Average US/Canadian dollar exchange rate	1.2354	1.3384

(millions of dollars)	2005 vs 2004

Revenue	(62.9)
EBITDA	(9.7)
Net earnings	(2.9)

The following is a reconciliation of earnings before income taxes and EBITDA for each of the eight most recently completed quarters.

	First Quarter			Second Quarter		Third Quarter			Fourth Quarter
(millions of dollars)	2005		2004	2005	2004	2004		2003	2004	2003

Earnings before income taxes	28.8		34.1	37.7	27.0	29.2		20.1	21.8	22.2
Add (deduct)
Depreciation and amortization	15.2		14.1	18.5	14.7	14.1		15.8	13.9	16.0
Interest, net	13.9		12.9	15.9	9.7	11.2		14.8	6.3	12.4
Valuation adjustment on interest rate caps	1.6		—	1.2	5.9	2.6		—	1.9	—
Loss (gain) from asset disposals, impairment, and other items	(0.2)		(10.1)	6.3	1.8	5.4		—	8.1	—

EBITDA	59.1	(1)	51.0	79.6	59.1	62.6	(1)	50.7	52.0	50.6

(1) Does not add due to rounding.
2005 Second Quarter Results
Extendicare’s net earnings for the 2005 second quarter were $25.2 million ($0.37 per diluted Subordinate Voting Share) compared to $18.3 million ($0.26 per diluted Subordinate Voting Share) in the 2004 second quarter. Net earnings from U.S. operations improved $9.3 million, while the contribution from Canadian operations declined by $3.4 million. The improvement in U.S. operations earnings was due to improved funding, higher resident occupancy, particularly Medicare patients, and the contribution from the ALC acquisition. In addition, results of the U.S. operations for the 2005 second quarter included an after-tax loss of $4.4 million compared to an after-tax loss of $6.1 million in the 2004 second quarter for the valuation of interest rate caps and disposal or impairment of assets and other items. The decline in earnings from Canadian operations was because of a positive 2004 second quarter funding adjustment to revenue of $1.8 million and a $2.2 million after-tax gain from the sale of an investment.
In comparison to the 2005 first quarter, the 2005 second quarter net earnings improved by $7.0 million. Net earnings from U.S. operations rose by $4.7 million as a result of improved Medicaid funding, an additional month’s contribution from the ALC acquisition, and lower utility costs due to seasonality, partially offset by the provision taken in the 2005 second quarter for the impairment of the Lakeside nursing home. Net earnings of the Canadian operations improved by $1.4 million primarily due to lower utility costs and a favourable variance due to timing of spending under the Ontario nursing home envelope program.
Extendicare Inc. June 2005

			Change		Change
			Q2/05		Q2/05
	Q2	Q2	over	Q1	over
(millions of dollars unless otherwise noted)	2005	2004	Q2/04	2005	Q1/05

Earnings from health care
United States	19.9	10.6	9.3	15.2	4.7
Canada	3.7	7.1	(3.4)	2.3	1.4

	23.6	17.7	5.9	17.6 (1)	6.0 (1)
Share of equity accounted earnings	1.7	0.6	1.1	0.6	1.1

Net earnings	25.2 (1)	18.3	6.9 (1)	18.2	7.0 (1)

Diluted earnings per Subordinate Voting Share ($)	0.37	0.26		0.26

Average US/Canadian dollar exchange rate	1.2440	1.3588		1.2267

(1) Does not add due to rounding.
The average exchange rates used to translate the results of the U.S. operations to Canadian dollars were: 1.2440 for the 2005 second quarter, 1.3588 for the 2004 second quarter, and 1.2267 for the 2005 first quarter. The 2005 second quarter net earnings were negatively impacted by $1.9 million as a result of applying the lower 2005 average foreign exchange rate of 1.2440 versus the 2004 second quarter rate of 1.3588 on translation of the U.S. operations.
Revenue
Revenue increased $73.3 million, or 16.4%, to $518.9 million in the 2005 second quarter compared to the 2004 second quarter. ALC contributed revenue of $57.8 million (US$46.6 million) to the improvement in the quarter. Excluding ALC and the net impact of other new and disposed facilities, revenue on a same-facility basis grew $19.4 million, or 4.5%. Prior to a negative $30.2 million impact from a stronger Canadian dollar, same-facility revenue grew $49.6 million, or 11.4%, and was impacted by a number of items which are discussed below.

			Change			Change
			Q2/05			Q2/05
	Q2	Q2	over	Change	Q1	over
(millions of dollars unless otherwise noted)	2005	2004	Q2/04	(%)	2005	Q1/05

Revenue
United States in its functional currency (US$)	314.9	235.1	79.8	33.9	296.2	18.7
Translation to Canadian dollars	76.7	84.3			67.1

United States (C$)	391.6	319.4	72.2	22.6	363.3	28.3
Canada	127.4	126.2	1.2	1.0	124.7	2.7

	518.9 (1)	445.6	73.3 (1)	16.4	488.1 (1)	30.8 (1)

(1) Does not add due to rounding.
Revenue — U.S. Operations
Revenue from U.S. operations grew 33.9% in its functional currency to US$314.9 million in the 2005 second quarter compared to the 2004 second quarter. Excluding a net improvement of US$44.7 million from new and disposed operations, revenue on a same-facility basis grew US$35.1 million, or 15.4%. Favourable Medicaid settlement adjustments of US$12.6 million were realized in the 2005 second quarter compared to none in the 2004 second quarter. Excluding these prior period funding adjustments revenue grew by US$22.5 million, or 9.9%, primarily due to an 8.8% increase in average nursing home rates, and a 1.2% increase in nursing home resident occupancy, of which Medicare patient census improved by 16.5%.
Extendicare Inc. June 2005

The following table provides further details on the US$35.1 million improvement in revenue from same-facility U.S. operations.

(US$ millions)

12.6	—	favourable prior period settlement adjustments ($12.6 million in 2005 compared to nil in 2004);
13.6	—	increase in average nursing home rates (Medicaid $8.5 million, Medicare $3.8 million, and private/other $1.3 million);
7.2	—	increase (decrease) in nursing home resident census (Medicare $10.2 million, Medicaid $(0.4) million, and private/other $(2.6) million); and
1.7	—	increase in other revenue.

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

					Change
			Change		Q2/05
			Q2/05		over
	Q2	Q2	over	Q1	Q1/05
U.S. Nursing Home Operating Statistics	2005	2004	Q2/04 (%)	2005	(%)

Average daily census (same-facility basis)
Medicare	2,437	2,093	16.4	2,433	0.2
Private/other	1,951	2,114	(7.7)	2,018	(3.3)
Medicaid	8,409	8,435	(0.3)	8,500	(1.1)

Total	12,797	12,642	1.2	12,951	(1.2)

Medicare as a percent of total census (same-facility basis)	19.1	16.6		18.8
Medicaid as a percent of total census (same-facility basis)	65.7	66.7		65.6

Average percentage occupancy (same-facility basis)	92.7	91.8		93.8

Average revenue rate by payor source (US$) (1)
Medicare Part A and B	371.48	357.65	3.9	370.68	0.2
Private/other	199.22	189.68	5.0	196.61	1.3
Medicaid	147.87	136.31	8.5	144.87	2.1
Medicare Part A	342.18	324.50	5.4	340.14	0.6

(1) Excludes prior period settlement adjustments.
Average U.S. Medicare rates increased 3.9% to US$371.48 in the 2005 second quarter in comparison to the 2004 second quarter. CMS implemented an inflationary rate increase on October 1, 2004 of 2.8%. The remaining improvement in the Company’s average Medicare rates was due to the change in mix of acuity care levels of Medicare patients served.
Excluding the impact of the prior period Medicaid settlement adjustments, the Company benefited from an 8.5% average rise in Medicaid rates from the 2004 second quarter, which resulted in higher revenue of US$8.5 million between periods. For a number of states, the increase was primarily attributable to funding to offset higher state assessment fees and taxes and to care for higher acuity care level residents. The increase in provider taxes in the 2005 second quarter in comparison to the 2004 second quarter, excluding prior period settlement adjustments, was US$3.7 million. Net of these increases in provider taxes, the average increase in Medicaid rates was 5.3%.
In comparison to the 2005 first quarter, revenue from U.S operations in the 2005 second quarter improved by US$18.7 million in its functional currency. Excluding a net improvement of US$19.5 million from new operations, revenue on a same-facility basis declined by US$0.8 million. Favourable Medicaid revenue adjustments of US$17.0 million were realized in the 2005 first quarter compared to US$12.6 million in the 2005 second quarter. Remaining improvements in revenue of US$3.6 million resulted primarily from funding increases and the additional day in the quarter, partially offset by lower overall resident occupancy.
Revenue — Canadian Operations
Revenue from Canadian operations grew $1.2 million, or 1.0%, in the 2005 second quarter compared to the 2004 second quarter. The comparability between periods was impacted by the loss of revenue from a nursing home sold in the latter part of 2004, partially offset by the opening of new facilities, which resulted in a net decline in revenue of $0.7 million. Revenue from Canadian operations on a same-facility basis grew $1.9 million, or 1.5%. The 2004 second quarter results were positively impacted by a $1.8 million funding adjustment for property tax. Excluding this item, same-facility revenue in the
Extendicare Inc. June 2005

2005 second quarter grew by $3.7 million, or 3.1%. The majority of this improvement related to nursing home funding increases, most of which was flow-through funding to enhance resident care, and to additional revenue from management and consulting services. Revenue from home health care operations declined by $0.8 million due to a 2.6% reduction in hours of service.
In comparison to the 2005 first quarter, revenue from Canadian operations in the 2005 second quarter improved by $2.7 million. Revenue from nursing home operations revenue was higher by $1.4 million due to an April 1, 2005 flow-through funding increase and to timing of revenue recognition and spending under the Ontario nursing and program flow-through envelopes, as well as for the additional day in the quarter. Home health care revenue was up by $0.9 million because of an increase in hours of service and the extra day in the 2005 second quarter.
EBITDA
EBITDA rose 34.7% to $79.6 million in the 2005 second quarter from $59.1 million in the 2004 second quarter, and as a percent of revenue increased to 15.3% from 13.3%. ALC contributed $13.9 million (US$11.2 million) to EBITDA in the 2005 second quarter. EBITDA on a same-facility basis, and excluding the prior period revenue and provider tax settlement adjustments, improved $1.6 million to $58.7 million compared to $57.2 million, and as a percent of revenue was 13.4% compared to 13.2%. Prior to a $4.4 million negative impact of the stronger Canadian dollar, EBITDA improved by $5.9 million, or 10.4%, of which $5.6 million was from improvements in U.S. operations.

			Change			Change
			Q2/05			Q2/05
	Q2	Q2	over	Change	Q1	over
(millions of dollars unless otherwise noted)	2005	2004	Q2/04	(%)	2005	Q1/05

EBITDA
United States in its functional currency (US$)	54.1	33.3	20.8	62.5	40.1	14.0
Translation to Canadian dollars	13.1	11.9			9.1

United States (C$)	67.2	45.2	22.0	48.6	49.2	18.0
Canada	12.4	13.9	(1.5)	(10.8)	9.9	2.5

	79.6	59.1	20.5	34.7	59.1	20.5

Average US/Canadian dollar exchange rate	1.2440	1.3588			1.2267

EBITDA — U.S. Operations
U.S. EBITDA grew 62.5% in its functional currency to US$54.1 million in the 2005 second quarter, and as a percent of revenue was 17.2% compared to 14.1% in the 2004 second quarter. Excluding the net improvement between periods of US$11.7 million attributable to new and disposed facilities, EBITDA from same-facility operations improved US$9.2 million, or 27.4%. Revenue improvements of US$35.1 million discussed above were partially offset by higher operating, administrative and lease costs of US$25.9 million, as detailed in the table below.

(US$ millions)

11.3	—	higher state assessments and bed taxes imposed in association with the Medicaid funding changes, of which $7.5 million related to prior period settlement adjustments;
9.4	—	rise in labour-related costs of 6.9%, which included an average wage rate increase of 1.4% in nursing home operations;
1.3	—	rise in drug costs due to higher resident census, Medicare mix and prices;
0.9	—	higher medical equipment leases and supply costs; and
3.0	—	rise in other costs.

In comparison to the 2005 first quarter, EBITDA from U.S. operations for the 2005 second quarter improved by US$14.0 million in its functional currency. Excluding the net improvement between periods of US$7.4 million attributable to new facilities, EBITDA from same-facility operations improved US$6.6 million. Favourable Medicaid revenue adjustments, net of increased provider tax expense, were US$5.0 million in the 2005 second quarter compared to US$3.6 million in the 2005 first quarter. The remaining improvement of US$5.2 million was primarily from funding increases and the additional day in the quarter.
Extendicare Inc. June 2005

EBITDA — Canadian Operations
EBITDA from Canadian operations declined by $1.5 million to $12.4 million in the 2005 second quarter from $13.9 million in 2004 second quarter. The 2004 second quarter results included a $1.8 million positive funding adjustment for property tax. Excluding this, along with the net impact of new facilities and the sale of a nursing home, EBITDA improved by $0.3 million between periods.
In comparison to the 2005 first quarter, EBITDA from Canadian operations for the 2005 second quarter improved by $2.5 million. This was primarily due to seasonality, as utility costs were down $1.6 million due to the change in climate, and the timing of spending under the nursing and program envelopes resulted in a $0.7 million improvement in EBITDA between the quarters.
Depreciation and Amortization
Depreciation and amortization costs were higher by $3.8 million in the 2005 second quarter in comparison to the 2004 second quarter. Excluding the impact of a favourable $1.5 million change due to the stronger Canadian dollar, these costs increased $5.3 million between periods, of which $4.0 million was due to the acquisition of ALC. As a result of completing the valuation of customer relationships acquired in the ALC transaction, the 2005 second quarter results included amortization expense for customer relationships of $1.1 million, of which $0.5 million pertained to the 2005 first quarter.
Interest
Net interest costs for the 2005 second quarter were up $6.3 million from the 2004 second quarter. Excluding the impact of a favourable $1.0 million change due to the stronger Canadian dollar, these costs increased $7.3 million between periods. The 2004 second quarter results included non-recurring interest income associated with the settlement of the Greystone notes receivable of $2.3 million. The remaining $5.0 million increase was primarily due to the added interest costs associated with the ALC acquisition.
Income Taxes
The Company reported a tax provision of $14.2 million in the 2005 second quarter compared to $9.3 million in the 2004 second quarter. The Company’s effective tax rate was impacted in the 2004 second quarter by asset disposals, whose gains were sheltered by capital losses. Excluding these items, the Company’s effective tax rate in the 2005 second quarter was 38.0% compared to 37.5% in the 2004 second quarter. The Company’s effective tax rate in 2004 was lower primarily because of available state non-capital operating losses.
Share of Equity Accounted Earnings
The Company’s share of equity accounted earnings was $1.7 million in the 2005 second quarter compared to $0.6 million in the 2004 second quarter.
Extendicare Inc. June 2005

2005 Six Months ended June 30
Net earnings for the first half of 2005 were $43.4 million ($0.63 per diluted Subordinate Voting Share) compared to net earnings of $46.7 million ($0.66 per diluted Subordinate Voting Share) for the first half of 2004. Net earnings from U.S. operations improved $11.3 million, while the contribution from Canadian operations declined by $13.8 million. The improvement in U.S. operations earnings was due to improved funding, higher resident occupancy, particularly Medicare patients, and the contribution from the ALC acquisition. In addition, the U.S. results for the first half of 2005 included an after-tax loss of $5.3 million compared to an after-tax loss of $7.7 million in the first half of 2004 for the valuation of interest rate caps and disposal or impairment of assets and other items. The decline in earnings from Canadian operations was because the 2004 second quarter results included a $14.5 million after-tax gain from the sale of assets.

	Six months ended
	June 30

(millions of dollars unless otherwise noted)	2005	2004		Change

Earnings from health care
United States	35.1	23.8		11.3
Canada	6.0	19.8		(13.8)

	41.1	43.6		(2.5)
Share of equity accounted earnings	2.3	3.0		(0.7)

Net earnings	43.4	46.7	(1)	(3.3	)(1)

Diluted earnings per Subordinate Voting Share ($)	0.63	0.66

Average US/Canadian dollar exchange rate	1.2354	1.3384

(1) Does not add due to rounding.
The average exchange rates used to translate the results of the U.S. operations to Canadian dollars were: 1.2354 for the first half of 2005 and 1.3384 for the first half of 2004. The net earnings for the first half of 2005 were negatively impacted by $2.9 million as a result of applying the lower 2005 average foreign exchange rate of 1.2354 versus the 2004 rate of 1.3384 on translation of the U.S. operations.
Revenue
Revenue increased $131.8 million, or 15.1%, to $1,007.0 million in the first half of 2005 compared to the first half of 2004. ALC contributed revenue of $93.5 million (US$75.7 million) to the improvement. Excluding ALC and the net impact of other new and disposed facilities, revenue on a same-facility basis grew $47.7 million, or 5.6%. Prior to a negative $54.4 million impact from a stronger Canadian dollar, same-facility revenue grew $102.1 million, or 12.0%, and was impacted by a number of items which are discussed below.

	Six months ended
	June 30

(millions of dollars unless otherwise noted)	2005	2004	Change	Change (%)

Revenue
United States in its functional currency (US$)	611.1	468.8	142.3	30.4
Translation to Canadian dollars	143.8	158.6

United States (C$)	754.9	627.4	127.5	20.3
Canada	252.1	247.8	4.3	1.7

	1,007.0	875.2	131.8	15.1

Revenue — U.S. Operations
Revenue from U.S. operations grew 30.4% in its functional currency to US$611.1 million in the first half of 2005 compared to the first half of 2004. Excluding a net improvement of US$70.9 million from new and disposed operations, revenue on a same-facility basis grew US$71.4 million, or 15.7%. Favourable Medicaid settlement adjustments of US$27.4 million were realized in the first half of 2005 compared to US$1.3 million in the first half of 2004. Excluding these prior period adjustments revenue grew 10.0%, primarily due to an 8.3% increase in average nursing home rates, and a 2.0% increase in nursing home resident occupancy, of which Medicare patient census improved by 14.2%.
Extendicare Inc. June 2005

The following table provides further details on the US$71.4 million improvement in revenue from same-facility U.S. operations.

(US$ millions)

26.1	—	favourable prior year revenue adjustments ($27.4 million in 2005 compared to $1.3 million in 2004);
28.9	—	increase (decrease) in average nursing home rates (Medicaid $18.6 million, Medicare $7.9 million, and private/other $2.4 million);
15.6	—	increase (decrease) in nursing home resident census (Medicare $17.8 million, Medicaid $1.9 million, and private/other $(4.1) million);
1.3	—	increase in nursing home resident ancillary services, primarily therapy and rehabilitative services;
(2.3)	—	decrease due to one additional day in 2004; and
1.8	—	increase in other revenue.

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

	Six months ended
	June 30

U.S. Nursing Home Operating Statistics	2005	2004	Change (%)

Average daily census (same-facility basis)
Medicare	2,435	2,132	14.2
Private/other	1,984	2,112	(6.1)
Medicaid	8,455	8,375	1.0

Total	12,874	12,619	2.0

Medicare as a percent of total census (same-facility basis)	18.9	16.9
Medicaid as a percent of total census (same-facility basis)	65.7	66.4

Average percentage occupancy (same-facility basis)	93.2	91.6

Average revenue rate by payor source (US$) (1)
Medicare Part A and B	371.08	352.12	5.4
Private/other	197.90	191.20	3.5
Medicaid	147.77	135.35	9.2
Medicare Part A	341.17	321.17	6.2

(1) Excludes prior period settlement adjustments.
Average U.S. Medicare rates increased 5.4% to US$371.08 in the first half of 2005 compared to the first half of 2004. CMS implemented an inflationary rate increase on October 1, 2004 of 2.8%. The remaining improvement in the Company’s average Medicare rates was due to the change in mix of acuity care levels of Medicare patients served.
Excluding the impact of the prior period Medicaid settlement adjustments, the Company benefited from a 9.2% average rise in Medicaid rates from the first half of 2004, resulting in higher revenue of US$18.6 million between periods. For a number of states, the increase was primarily attributable to funding to offset higher state assessment fees and taxes and to care for higher acuity care level residents. The increase in provider taxes in the first half of 2005 in comparison to the first half of 2004, excluding prior period adjustments, was US$8.5 million. Net of these increases in provider taxes, the average increase in Medicaid rates was 5.1%.
Revenue — Canadian Operations
Revenue from Canadian operations grew $4.3 million, or 1.7%, in the first half of 2005 compared to the first half of 2004. The comparability between periods was impacted by the loss of revenue from nursing and retirement homes sold in 2004, partially offset by the added revenue from the opening of new facilities, which resulted in a net decline of $2.2 million. Revenue from Canadian operations on a same-facility basis grew $6.5 million, or 2.7%. This was primarily due to increases in nursing home funding, most of which was flow-through funding to enhance resident care, and increased revenue from management and consulting services. Revenue from home health care operations declined by $1.5 million due to a 3.0% reduction in hours of service and one less day between periods, partially offset by an increase in rates.
Extendicare Inc. June 2005

EBITDA
EBITDA rose 26.1% to $138.7 million in the first half of 2005 from $110.0 million in the first half of 2004, and as a percent of revenue increased to 13.8% from 12.6%. ALC contributed $20.4 million (US$16.5 million) to EBITDA in the first half of 2005. EBITDA on a same-facility basis, and excluding the prior period revenue and provider tax settlement adjustments, improved $1.6 million to $109.3 million compared to $107.6 million, and as a percent of revenue was 12.6% for both periods. Prior to a $7.3 million negative impact of the stronger Canadian dollar, EBITDA improved by $8.9 million, or 8.3%, of which $7.5 million was from improvements in U.S. operations.

	Six months ended June 30

		% of		% of
(millions of dollars unless otherwise noted)	2005	revenue	2004	revenue	Change	Change (%)

EBITDA
United States in its functional currency (US$)	94.2	15.4	66.4	14.2	27.8	41.9
Translation to Canadian dollars	22.2	—	22.5	—	—	—

United States (C$)	116.4	15.4	88.9	14.2	27.5	30.9
Canada	22.3	8.9	21.1	8.5	1.2	5.7

	138.7	13.8	110.0	12.6	28.7	26.1

Average US/Canadian dollar exchange rate	1.2354		1.3384

EBITDA — U.S. Operations
U.S. EBITDA grew 41.9% in its functional currency to US$94.2 million in the first half of 2005, and as a percent of revenue was 15.4% compared to 14.2% in the first half of 2004. Excluding the net improvement between periods of US$15.7 million attributable to new and disposed facilities, EBITDA from same-facility operations improved US$12.1 million, or 18.1%. Revenue improvements of US$71.4 million discussed above were partially offset by higher operating, administrative and lease costs of US$59.3 million, as detailed in the table below.

(US$ millions)

28.1	—	higher state assessments and bed taxes imposed in association with the Medicaid funding changes, of which $19.6 million was for prior period settlement adjustments;
21.7	—	rise in labour-related costs of 7.9%, which included an average wage rate increase of 1.3% in nursing home operations;
2.7	—	rise in drug costs due to higher resident census, Medicare mix and prices;
2.1	—	increase in medical equipment lease, food and supplies expense; and
4.7	—	rise in other costs.

EBITDA — Canadian Operations
EBITDA from Canadian operations increased $1.2 million to $22.3 million in the first half of 2005 from $21.1 million in the first half of 2004. Excluding the net impact of new facilities and the sale of nursing and retirement homes, EBITDA improved by $1.4 million between periods. This improvement was primarily due to funding improvements and increased management and consulting services.
Depreciation and Amortization
Depreciation and amortization costs were up by $4.8 million in the first half of 2005 in comparison to the first half of 2004. Excluding the impact of a favourable $2.4 million change due to the stronger Canadian dollar, these costs increased $7.2 million between periods, primarily as a result of the ALC acquisition.
Interest
Net interest costs for the first half of 2005 were up $7.3 million from the first half of 2004. Excluding the impact of a favourable $1.7 million change due to the stronger Canadian dollar, these costs increased $9.0 million between periods. The results for the first half of 2004 included non-recurring interest income associated with the settlement of the Greystone notes receivable of $3.5 million. The remaining increase was primarily due to the ALC acquisition, partially offset by a decline in other debt, and lower interest rates.
Extendicare Inc. June 2005

Income Taxes
The Company reported a tax provision of $25.4 million in the first half of 2005 compared to $17.4 million in the first half of 2004. The Company’s effective tax rate was impacted in 2004 by asset disposals, whose gains were sheltered by capital losses. Excluding these items, the Company’s effective tax rate in the first half of 2005 was 38.4% compared to 37.2% in the first half of 2004. The Company’s effective tax rate in 2004 was lower primarily because of available state non-capital operating losses.
Share of Equity Accounted Earnings
The Company’s share of equity accounted earnings was $2.3 million in the first half of 2005 compared to $3.0 million in the first half of 2004. This decline reflects lower investment income earned by Crown Life Insurance Company (Crown Life) as a result of dividends paid to its shareholders in 2004.
Liquidity and Capital Resources
Sources and Uses of Cash
At June 30, 2005, the Company had cash and cash equivalents of $42.4 million compared with $156.2 million at December 31, 2004. The decline in the Company’s overall cash position was as a result of the approximately $104.6 million (US$84.3 million) of cash on hand used to acquire ALC on January 31, 2005.
Cash flow provided by operations was $51.3 million in the first half of 2005 compared to $85.4 million in the first half of 2004. In the first half of 2004, the Company received a $15.6 million cash dividend from Crown Life. The improvement in earnings between periods is offset by changes in working capital that resulted in a use of cash in the first half of 2005, compared to a source of cash in the first half of 2004. The Indiana and Pennsylvania Medicaid plan amendments resulted in an increase in accounts receivable at the end of June 2005, of $21.6 million (US$17.6 million), and an increase in accrued liabilities for provider tax owing of $13.4 million (US$10.9 million). In addition, accounts receivables at the end of June 2005, increased as a result of a delay in the collection of $5.6 million (US$4.6 million) of Medicaid receivables from the States of Kentucky and Pennsylvania, and from higher revenue associated with increased resident capacity.
Cash used in investing activities was $213.2 million in the first half of 2005 compared to cash provided of $17.3 million in the first half of 2004. Acquisition costs of $181.3 million related to the 2005 first quarter acquisition of ALC for $171.0 million, after cash acquired of $8.1 million, and the 2005 second quarter acquisition of a Kentucky nursing home for $10.3 million. Property and equipment expenditures, excluding acquisitions, were $36.2 million in the first half of 2005 and $33.7 million in the first half of 2004. The portion of these expenditures related to the growth of the business – such as construction of facilities and bed additions – was approximately $16.2 million and $13.7 million, respectively, and related primarily to the Company’s U.S. construction program. The net proceeds from disposition in the first half of 2004 of $32.1 million related to the sale of two Ontario facilities during the first quarter, and the settlement of the Greystone transaction during the second quarter of 2004.
Financing activities for the first half of 2005 provided cash of $47.1 million. The Company made borrowings under its U.S. line of credit primarily to acquire ALC, of which a balance of $76.0 million (US$62.0 million) remained at June 30, 2005. The Company used cash of $27.9 million during the first half of 2005 to repay debt, of which $18.2 million was used to retire debt ahead of schedule. The Company used funds of $11.6 million to acquire and cancel its own shares during the first half of 2005, compared to $1.8 million in the first half of 2004. The financing activities in the first half of 2004 used cash of $103.6 million, primarily related to the second quarter issue and early retirement of U.S. debt.
Extendicare Inc. June 2005

Capital Structure

	June 30	Dec. 31	Dec. 31
(millions of dollars unless otherwise noted)	2005	2004	2003

Share capital (including contributed surplus)
Multiple Voting and Subordinate Voting shares	295.3	295.5	294.6
Preferred shares	17.1	17.2	17.7

	312.4	312.7	312.3
Retained earnings	180.2	151.9	32.0
Foreign currency translation adjustment account	(2.3)	(7.6)	12.1

Shareholders’ equity	490.3	457.0	356.4

Long-term debt, including current portion	871.2	620.9	757.5
Long-term debt to equity (ratio)	1.78:1	1.36:1	2.13:1
Subordinate Voting Shares (number at period end)	56,758,084	56,687,086	56,575,211
Multiple Voting Shares (number at period end)	11,870,294	11,904,992	11,912,692
US/Canadian dollar exchange rate (at period end)	1.2254	1.2020	1.2965

		Number of	Closing
	TSX	Shares	Market
Share Information (at July 31, 2005)	Stock Symbol	Outstanding	Value (1)

Subordinate Voting Shares	EXE.SV	56,768,145	$18.02
Multiple Voting Shares	EXE.MV	11,860,233	18.30
Class I Preferred Shares
Cumulative Redeemable, Series 2	EXE.PR.B	95,005	24.75
Adjustable Dividend, Series 3	EXE.PR.C	93,310	20.50
Adjustable Dividend, Series 4	EXE.PR.D	241,240	24.00
Class II Preferred Shares, Series 1	EXE.PR.E	382,979	20.26

(1) Per the Toronto Stock Exchange .
The closing rates used to translate assets and liabilities of the U.S. operations were 1.2254 at June 30, 2005 and 1.2020 at December 31, 2004. As a result of a weaker Canadian dollar at the end of June 2005, the assets of the Company’s U.S. operations increased by $12.8 million and liabilities increased by $7.5 million, with the net change resulting in an increase in the foreign currency translation adjustment account of $5.3 million.
Long-term Debt
During the first half of 2005 there were a number of significant changes in the Company’s long-term debt and associated financial instruments, primarily due to the January 31, 2005 acquisition of ALC as described under “Significant Developments in 2005 – Acquisition of Assisted Living Concepts, Inc. and Related Lease Arrangements”. Below is a summary of the changes that occurred in the Company’s long-term debt. The full terms and conditions of the Company’s new long-term debt obligations are disclosed in note 7 to the unaudited interim consolidated financial statements for the six months ended June 30, 2005.
Long-term debt, including the portion due within one year, increased $250.3 million to $871.2 million at the end of June 2005, compared to $620.9 million at December 31, 2004. Increases in debt totalling $278.4 million related to: $179.3 million of debt assumed in the acquisition of ALC; $77.0 million drawn on the revolver line, primarily to finance the acquisition of ALC; $15.7 million of capital lease obligations related to the modification of the lease arrangements with Assisted Living Facilities, Inc.; $2.8 million of capital lease obligations related to the Ontario new homes; and $3.6 million because of the change in the foreign exchange rates. These increases were partially offset by a $28.1 million decline in long-term debt related to: the early retirement of $11.7 million (US$9.5 million) of Industrial Development Revenue Bonds; the early retirement of $6.5 million in mortgages; and $9.9 million of scheduled regular repayments.
During the 2005 second quarter, the Company amended its Canadian bank line of credit to increase availability to $50.0 million from $40.0 million. This credit facility supports standby letters of credit, primarily to secure pension obligations, which totalled $39.8 million at the end of June 2005, compared to $38.3 million at the end of December 2004. The Company had $10.2 million available under its Canadian line of credit at the end of June 2005.
Extendicare Inc. June 2005

After taking into account interest rate swap agreements, the weighted average interest rate of all long-term debt at June 30, 2005, was approximately 7.4% compared to 7.3% at December 31, 2004. In addition, after considering swap agreements in place to convert fixed-rate debt to floating rates, 45.0% of the long-term debt was effectively at fixed rates at the end of June 2005, compared to 44.5% at the end of 2004.
As at June 30, 2005, certain of EHSI’s long-term debt instruments are secured by assets of, and have restrictive covenants that apply to EHSI, exclusive of ALC and its subsidiaries. And certain long-term debt instruments of ALC and its subsidiaries are secured by, and have restrictive covenants that apply only to specific subsidiaries of, and to ALC. Additional information related to these long-term debt instruments are outlined in note 7 to the unaudited interim consolidated financial statements for the six months ended June 30, 2005. EHSI and ALC are in compliance with all of their respective financial covenants as of June 30, 2005.
Interest Rate Swap and Cap Arrangements
To hedge its exposure to fluctuations in the market value, EHSI has two interest rate swap and two interest rate cap agreements relating to its 9.5% Senior Notes due 2010 (the “2010 Senior Notes”) and 6.875% Senior Subordinated Notes due 2014 (the “2014 Notes”), for a notional US$275.0 million. The interest rate swap arrangements are designated as highly effective fair value hedges, and as a result, changes in market value of the swaps are offset by changes in market value of the hedged debt instruments. Increases in interest expense are limited by interest rate caps that reimburse EHSI to the extent that the six-month LIBOR exceeds 7%. Under the terms of the cap arrangements, the counterparty can call the cap if the respective swap is terminated. Neither of the cap arrangements qualifies as a hedging instrument under GAAP, and therefore, changes in market value are recorded in earnings.
As of June 30, 2005, the fair value of the cap for a notional US$150.0 million, expiring in 2010, was an asset of $0.4 million (US$0.3 million), and the fair value of the cap for a notional US$125.0 million, expiring in 2014, was a liability of $7.7 million (US$6.3 million). The fair values of the interest rate caps are dependent on the projected six-month LIBOR, which is influenced by long-term rates, and the volatility of these rates. As a result of market changes relating to these factors in 2005, the value of EHSI’s interest rate caps declined and resulted in a valuation adjustment expense of $2.7 million (US$2.2 million) in the first half of 2005.
Normal Course Issuer Bid and Purchase Obligation
The Company has been acquiring its common shares for cancellation since 1998 pursuant to normal course issuer bids. Since 1998 the Company has acquired 8,805,200 Multiple Voting and Subordinate Voting shares at a cost of $51.3 million, or an average cost of $5.82 per share. To date in 2005, the Company acquired 664,100 Subordinate Voting and Multiple Voting shares at a cost of $11.5 million, or an average cost of $17.33 per share. In addition, the Company is obliged to make its best efforts to acquire 71,637 of its Class I Preferred Shares, Series 2 annually on the open market. To date in 2005, the Company acquired 6,400 Class I Preferred Shares, Series 2 at a cost of $159,500.
Stock Option Plan
As of June 30, 2005, a total of 3,114,600 Subordinate Voting Shares have been reserved under the Company’s Amended and Restated Subordinate Voting Share Option and Tandem SAR Plan (the “Stock Option Plan”), of which a total of 1,900,375 Subordinate Voting Shares have been granted. Of the options granted, 590,375 were exercisable at a weighted average exercise price of $4.57. During the first half of 2005, 521,000 options were awarded at a weighted average exercise price of $17.99, and included tandem SARs. The 2005 grants vest equally over the first four years and expire at the end of 10 years. During the first half of 2005, 700,400 Subordinate Voting Shares were issued on the exercise of stock options.
Future Liquidity and Capital Resources
Management believes that cash from operations and from anticipated growth, together with available bank credit facilities will be sufficient for the foreseeable future to support ongoing operations and capital expenditures, service debt obligations and pay dividends. At June 30, 2005, EHSI had US$75.6 million available under its revolver loan, and Extendicare’s Canadian operations had cash and available bank lines totalling $39.8 million.
In 2005 the Company’s Board of Directors declared the first quarterly dividend on its common shares since 1991, with the first payment made on May 16, 2005. The Board has declared further quarterly dividends payable on each of August 15, 2005 and November 15, 2005, of $0.05 per Subordinate Voting Share and $0.025 per Multiple Voting Share. Based on the number of common shares currently outstanding, this translates to an annual dividend payout of $12.5 million. Future declarations of dividends are at the discretion of the Board of Directors.
Extendicare Inc. June 2005

EHSI is in the midst of completing Phase I and II of its construction program. Phase I consists of seven development projects to add 165 units, of which four projects for 106 units were completed in 2004, two projects for 43 units have been completed thus far in 2005, and the remaining project is to be completed in the first quarter of 2006. Phase II represents 14 projects to add 337 assisted living units and 153 nursing beds during 2005 through to 2007. Three of these projects were completed in April 2005, adding 110 assisted living units. To the end of June 30, 2005, the Company had spent $41.8 million (US$32.4 million) on these projects, of which $16.2 million (US$13.1 million) was incurred during the first half of 2005. EHSI estimates that a further $46.3 million (US$37.7 million) will be required to complete them, for which purchase commitments of $4.8 million (US$3.9 million) were outstanding at the end of June 2005.
In addition, EHSI had other capital expenditure purchase commitments of $10.8 million (US$8.8 million) and ECI had commitments totalling $4.1 million outstanding at the end of June 2005.
Contractual Obligations
The acquisition of ALC in January 2005 resulted in significant changes to the Company’s contractual obligations associated with the assumption of new debt, capital leases and operating leases. The table below provides aggregated information about the Company’s contractual obligations at June 30, 2005, excluding self-insured liabilities, pension and other retirement benefit obligations.

		To the
		end of	2006 –	2008 –	After
(millions of dollars)	Total	2005	2007	2009	2009

Canadian operations
Long-term debt	135.0	1.9	18.1	25.1	89.9
Capital lease obligations	283.7	6.5	25.9	25.9	225.4
Operating lease obligations	6.3	0.9	2.2	1.7	1.5
United States operations
Long-term debt	586.2	4.0	16.5	153.3	412.4
Capital lease obligations	19.2	0.7	2.9	15.6	—
Operating lease obligations	198.7	13.2	43.2	41.3	101.0

Accrual for Self-insured Liabilities
At June 30, 2005, the Company’s accrual for self-insured general and professional liabilities was $79.0 million compared to $78.5 million at the beginning of the year. Claims payments, net of the current period provision, decreased the accrual by $2.2 million in the first half of 2005. This was offset by an increase in the accrual for self-insured liabilities of $1.1 million from the acquisition of ALC, and a $1.6 million change in the foreign exchange rate. Insurance coverage for ALC’s operations has been integrated with that of the Company’s. The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not yet reported. Provisions recorded in the first half of 2005 and 2004 for potential general and professional liability claims were $7.7 million and $7.5 million, respectively. Payments for self-insured liabilities during the same periods were $10.0 million and $8.5 million, respectively. Payments made for resident care liability claims have been in excess of the current accrual levels because the Company is still settling claims related to its discontinued operations, for which provisions were previously recorded. The Company exited the nursing home markets of the highly litigious States of Florida and Texas in 2000 and 2001, respectively. Payments made for these claims have tapered off, reflecting the wind-down of claims associated with these discontinued operations. Management anticipates that all claims associated with the past Florida and Texas operations will be settled by the end of 2006. Exclusive of claims pertaining to these disposed operations, the growth of claims has increased, but within management’s projections. The Company completed an independent actuarial review as at December 31, 2004, which confirmed the adequacy of the balance sheet reserves for resident care liability claims. The Company estimates that $23.9 million of the accrual for self-insured general and professional liabilities will be paid within the next year. The timing of payments is not directly in the Company’s control and therefore, estimates could change in the future. Management believes the Company has provided sufficient reserves as of June 30, 2005 for estimated costs of self-insured liabilities.
The Company invests funds to support the accrual for self-insured liabilities. These funds are reported in other assets and totalled $41.9 million at the end of June 2005, compared to $48.9 million at the end of 2004. Most of the risks that the Company self-insures are long-term in nature and, accordingly, claims payments for any particular policy year occur over a long period of time. The Company believes that it has sufficient cash resources to meet its estimated current claims payment obligations.
Extendicare Inc. June 2005

Off-balance Sheet Arrangements
The Company has two interest rate swap arrangements, as discussed under the section “Liquidity and Capital Resources — Capital Structure — Interest Rate Swap and Cap Arrangements”. As of June 30, 2005, the fair value of the interest rate swaps designated as fair value hedges is a liability of $2.9 million (US$2.4 million) and is offset by a corresponding change in the fair value of the hedged long-term debt obligation, both of which are off-balance sheet amounts.
Credit and Interest Rates
The Company uses interest rate swaps to hedge its fixed-rate U.S. debt obligations and interest rate caps to limit exposure to increases in market interest rates.
For the Company’s variable-rate debt, changes in interest rates generally do not impact the market value of the debt instruments, but do affect the Company’s future income and cash flows. At June 30, 2005, the Company had $333.1 million (US$271.8 million) of fixed-rate debt outstanding that had been effectively converted to variable-rate debt using interest rate swaps. Assuming that the balance of this debt remains constant, each one percentage point increase (decrease) in the six-month LIBOR will result in an annual increase (decrease) in interest expense, and a corresponding decrease (increase) in cash flows, of approximately US$2.7 million. Increases in interest expense are limited by interest rate caps that reimburse EHSI to the extent that the six-month LIBOR exceeds 7%.
In addition, EHSI had $146.2 million (US$119.3 million) of variable rate debt outstanding at June 30, 2005, whose rates generally move in a manner similar to the six-month LIBOR. Assuming that the balance of this debt remains constant, each one percentage point increase (decrease) in the six-month LIBOR will result in an annual increase (decrease) in interest expense, and a corresponding decrease (increase) in cash flows, of approximately US$1.2 million.
The table below presents principal, or notional, amounts and related weighted average interest rates by year of maturity for the Company’s debt obligations and interest rate swaps as of June 30, 2005. It incorporates only exposures that existed at that date and does not consider exposures or positions that could arise subsequently or future interest rate movements. As a result, the information has limited predictive value. The Company’s ultimate results with respect to interest rate fluctuations will depend on the exposures that occur, hedging strategies at the time and interest rate movements.

	Expected Maturities to December 31

						After
(thousands of dollars unless otherwise noted)	2005	2006	2007	2008	2009	2009	Total

Canadian operations
Long-term debt
Fixed rate	1,851	13,883	4,219	20,784	4,327	89,908	134,972
Average interest rate	9.13%	8.55%	9.23%	6.71%	9.81%	9.81%	9.18%
Capital lease obligations (fixed rate)	1,136	2,450	2,651	2,868	3,104	122,649	134,858
Average interest rate	8.01%	8.01%	8.01%	8.01%	8.01%	8.01%	8.01%
United States operations
Long-term debt
Fixed rate	1,960	3,554	7,122	32,250	1,481	393,706	440,073
Average interest rate	5.27%	5.51%	6.31%	4.83%	5.07%	7.94%	7.70%
Variable rate	1,986	2,804	3,066	3,284	116,331	18,679	146,150
Average interest rate	3.70%	4.56%	4.65%	4.70%	6.60%	2.54%	5.92%
Capital lease obligations (fixed rate)	211	478	545	618	13,338	—	15,190
Average interest rate	6.03%	6.17%	6.32%	6.46%	6.36%	—	6.35%
Interest rate swaps (fixed to variable):
Notional amount	—	—	—	—	—	336,985	336,985
Average pay rate (variable rate)	—	—	—	—	—	7.14%	7.14%
Average receive rate (fixed rate)	—	—	—	—	—	8.31%	8.31%
Interest rate caps				—
Notional amount	—	—	—	—	—	336,985	336,985

Extendicare Inc. June 2005

Controls and Procedures
Evaluation of Disclosure Controls and Procedures
The Company’s management evaluated, with the participation of the Company’s Chief Executive Officer, and Senior Vice-President and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109 under the Ontario Securities Act, and Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of the end of the 2005 quarter. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer, and Senior Vice-President and Chief Financial Officer concluded that the disclosure controls and procedures were effective, as of the end of the 2005 quarter, to ensure that material information relating to the Company (including its consolidated subsidiaries) was made known to them by others within those entities, particularly during the period in which this quarterly report was being prepared.
Changes in Internal Control
There was no change in the Company’s internal control over financial reporting that occurred during the 2005 quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
New Accounting Policies
There have not been any changes to the Company’s accounting policies in the first half of 2005.
Financial Instruments, Hedges and Comprehensive Income
The CICA has issued three new accounting rules that are summarized below, and which will be affective for the Company on January 1, 2007. Early adoption will be permitted only as of the beginning of a fiscal year that ends on or after December 31, 2004 and in which interim financial statements have not been issued. In addition, CICA Handbook Section 1530 “Comprehensive Income” and Handbook Section 3865 “Hedges” must be adopted at the same time.
The CICA has issued new accounting rules on financial instruments, hedges and comprehensive income that will require financial assets and liabilities, including derivative financial instruments, to be carried at fair value. The fair values will be recognized in opening equity and results for prior periods will not be restated. Unrealized gains and losses on financial assets that are held as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments, will be recorded as other comprehensive income and will form part of shareholders’ equity. The impact of implementing these new standards is not yet determinable, as they will be dependent on the fair values of the financial instruments in the future.
Non-Monetary Transactions
In June 2005 the CICA issued Handbook Section 3831 “Non-Monetary Transactions” to revise and replace the current standards on non-monetary transactions to require that all non-monetary transactions be measured at fair value unless: the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; neither the fair value of the assets or services received nor the fair value of the assets or services given up is reliably measurable, or the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.
Commercial substance will replace culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity.
These revised standards converge with recent changes to US and international standards on the same topic. These revised standards are effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006 and early adoption is permitted only as of the beginning of a fiscal period beginning on or after July 1, 2005.
Extendicare Inc. June 2005

Forward-looking Statements
Information provided by the Company from time to time, including this quarterly report, contains or may contain forward-looking statements concerning the Company’s operations, economic performance and financial condition, including the Company’s business strategy. Forward-looking statements can be identified because they generally contain the words “anticipate”, “believe”, “estimate”, “expect”, “objective”, “project”, or a similar expression.
Forward-looking statements reflect management’s beliefs and assumptions and are based on information currently available to the Company. They are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in the Company’s public filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; liabilities and other claims asserted against the Company; the successful integration of Assisted Living Concepts, Inc.; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.
Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements.
Additional Information
Additional information about Extendicare, including the Company’s Annual Information Form may be found on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov, and on the Company’s website at www.extendicare.com. A copy of this document and other public documents of the Company are available upon request to the Corporate Secretary.
Extendicare Inc. June 2005

EXTENDICARE INC.
Consolidated Statements of Earnings
(unaudited)

	Three months ended		Six months ended
(thousands of dollars except per share amounts)	June 30		June 30
	2005	2004	2005	2004

Revenue
Nursing and assisted living centres
United States	378,611	306,602	729,885	602,397
Canada	93,250	92,072	185,054	180,366
Outpatient therapy — U.S.	3,610	4,082	6,955	7,594
Home health — Canada	31,664	32,512	62,423	63,953
Other	11,809	10,371	22,688	20,901

	518,944	445,639	1,007,005	875,211
Operating and administrative costs	431,154	382,384	853,355	756,844

Earnings before undernoted	87,790	63,255	153,650	118,367

Lease costs	8,212	4,201	14,926	8,333
Depreciation and amortization	18,461	14,687	33,623	28,822
Interest, net	15,939	9,677	29,804	22,527
Valuation adjustment on interest rate caps	1,165	5,865	2,745	5,865
Loss (gain) from asset disposals, impairment and other items	6,288	1,812	6,076	(8,256)

Earnings before income taxes	37,725	27,013	66,476	61,076

Income taxes
Current	13,045	17,190	23,054	32,255
Future (reduction)	1,120	(7,935)	2,305	(14,824)

	14,165	9,255	25,359	17,431

Earnings from health care	23,560	17,758	41,117	43,645
Share of equity accounted earnings	1,683	584	2,289	3,036

Net earnings	25,243	18,342	43,406	46,681

Earnings per Subordinate Voting Share
Basic	0.37	0.26	0.63	0.67
Diluted	0.37	0.26	0.63	0.66
Earnings per Multiple Voting Share
Basic	0.34	0.26	0.58	0.67
Diluted	0.34	0.26	0.58	0.66

Extendicare Inc. June 2005

EXTENDICARE INC.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Six months ended
(thousands of dollars)	June 30		June 30
	2005	2004	2005	2004

Cash provided by (used in) operations
Net earnings	25,243	18,342	43,406	46,681
Adjustments for:
Depreciation and amortization	18,461	14,687	33,623	28,822
Provision for self-insured liabilities	4,032	3,840	7,743	7,512
Payments for self-insured liabilities	(3,603)	(3,302)	(9,965)	(8,538)
Future income taxes	1,120	(7,935)	2,305	(14,824)
Valuation adjustment on interest rate caps	1,165	5,865	2,745	5,865
Loss (gain) from asset disposals, impairment and other items	6,288	1,812	6,076	(8,256)
Undistributed share of equity accounted earnings, net of dividends received	(1,683)	15,008	(2,289)	12,556
Other	(1,094)	736	(260)	1,061

	49,929	49,053	83,384	70,879
Net change in operating working capital, excluding cash
Accounts receivable	(150)	7,949	(35,652)	10,071
Inventories, supplies and prepaid expenses	(515)	(167)	(7,595)	(5,601)
Accounts payable and accrued liabilities	(5,890)	10,847	16,051	(2,392)
Income taxes	(7,059)	4,289	(4,865)	12,394

	36,315	71,971	51,323	85,351

Cash provided by (used in) investment activities
Property and equipment	(20,090)	(17,223)	(36,200)	(33,660)
Acquisitions, net of cash acquired (note 2)	(10,462)	(6,859)	(181,315)	(8,750)
Net proceeds from dispositions	—	13,577	—	32,103
Other assets	2,891	22,779	4,335	27,633

	(27,661)	12,274	(213,180)	17,326

Cash provided by (used in) financing activities
Issue of long-term debt	4,837	170,480	77,001	170,480
Repayment of long-term debt	(2,813)	(238,509)	(27,852)	(264,163)
Decrease (increase) in investments held for self-insured liabilities	(591)	(665)	7,886	5,047
Financing costs	—	(16,256)	(154)	(16,297)
Purchase of shares for cancellation	(11,551)	(568)	(11,585)	(1,752)
Dividends paid	(3,325)	(169)	(3,494)	(350)
Other	400	363	5,334	3,447

	(13,043)	(85,324)	47,136	(103,588)

Foreign exchange gain on cash held in foreign currency	155	1,213	905	1,968

Increase (decrease) in cash and cash equivalents	(4,234)	134	(113,816)	1,057
Cash and cash equivalents at beginning of period	46,611	75,769	156,193	74,846

Cash and cash equivalents at end of period	42,377	75,903	42,377	75,903

Cash and cash equivalents represent cash and short-term investments less bank overdraft. Cash interest paid in the determination of the earnings for each of the six months ended June 30, 2005 and 2004, was $30.4 million and $29.3 million, respectively; and for each of the three months ended June 30, 2005 and 2004, was $15.0 million and $11.8 million, respectively. Cash taxes paid for each of the six months ended June 30, 2005 and 2004, were $27.9 million and $19.9 million, respectively; and for each of the three months ended June 30, 2005 and 2004, was $20.1 million and $12.9 million, respectively.
Extendicare Inc. June 2005

EXTENDICARE INC.
Consolidated Balance Sheets
(unaudited)

	June 30	December 31
(thousands of dollars)	2005	2004

Assets
Current assets
Cash and short-term investments	42,377	156,193
Accounts receivable	183,196	140,761
Income taxes recoverable	5,398	2,916
Future income taxes	21,698	19,296
Inventories, supplies and prepaid expenses	29,365	13,312

	282,034	332,478
Property and equipment	1,147,549	767,401
Goodwill and other intangible assets	101,590	89,683
Other assets	162,057	168,238

	1,693,230	1,357,800
Equity accounted investments	70,920	68,531

	1,764,150	1,426,331

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	27,074	30,611
Accrued liabilities	233,463	184,235
Accrual for self-insured liabilities	23,896	30,050
Current maturities of long-term debt	12,669	7,251

	297,102	252,147
Accrual for self-insured liabilities	55,075	48,487
Long-term debt	858,574	613,651
Other long-term liabilities	44,676	34,879
Future income taxes	18,355	20,180

	1,273,782	969,344
Share capital and contributed surplus	312,433	312,707
Retained earnings	180,202	151,903
Foreign currency translation adjustment account	(2,267)	(7,623)

	1,764,150	1,426,331

Closing US/Cdn. dollar exchange rate	1.2254	1.2020

EXTENDICARE INC.
Consolidated Statements of Retained Earnings
(unaudited)

	Six months ended
(thousands of dollars)	June 30
	2005	2004

Retained Earnings
Balance at beginning of period	151,903	31,959
Earnings for the period	43,406	46,681
Purchase of shares in excess of book value	(8,478)	(1,078)
Preferred share dividends	(338)	(333)
Common share dividends	(6,291)	—

Balance at end of period	180,202	77,229

Extendicare Inc. June 2005

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
1.  Basis of Presentation
The unaudited interim period consolidated financial statements of Extendicare Inc. have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include those of Extendicare Inc. and its subsidiaries (“Extendicare” or the “Company”). Health care operations are conducted through wholly owned subsidiaries, Extendicare Health Services, Inc. and its subsidiaries (EHSI) in the United States, and Extendicare (Canada) Inc. and its subsidiaries (ECI) in Canada. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated. These unaudited interim consolidated financial statements should be read together with the annual audited consolidated financial statements and the accompanying notes included in the Company’s 2004 Annual Report.
2.  Acquisitions
On June 1, 2005 EHSI acquired a 127-bed nursing home in Elsmere, Kentucky for cash of $10.3 million (US$8.2 million) and the net assets acquired and the preliminary allocation of the purchase price are included in the table below.
On January 31, 2005, the shareholders of Assisted Living Concepts, Inc. (ALC) approved the merger and acquisition agreement with EHSI and EHSI completed the acquisition for cash of US$144.3 million. On January 31, 2005, ALC had a portfolio of 177 assisted living properties, which were comprised of 122 owned properties and 55 leased facilities representing 6,838 units located in 14 states, many in markets where EHSI operated. The Company financed the acquisition by drawing US$60.0 million on EHSI’s revolver loan, using US$29.3 million of EHSI’s cash on hand, and using US$55.0 million of cash from Extendicare. ALC had operating cash on hand of $8.1 million (US$6.5 million) at the date of acquisition. The acquisition was accounted for as a purchase transaction. Included in the following table, is the Company’s estimated impact of the acquisition and the allocation of the purchase price as previously reported in its annual report and the adjustments to its estimates as of June 30, 2005. The Company will complete the valuation of ALC’s net assets acquired by the end of 2005 and until such time the preliminary purchase price allocation may be adjusted.
Allocation of Purchase Price to Acquired Assets and Liabilities

	ALC Acquisition
	Previously	Adjust-	Currently		Nursing Home
	Reported	ments	Reported		Acquired		Total
(millions of dollars)	US$	US$	US$	C$	US$	C$	C$

Assets
Current assets	12.3	5.6	17.9		—
Property and equipment	315.5	(31.3)	284.2		7.3
Goodwill and other intangible assets	1.5	7.4	8.9		0.9
Other long-term assets	6.8	(5.3)	1.5		—
Future income taxes	—	4.5	4.5		—

Total assets	336.1	(19.1)	317.0	393.5	8.2	10.3	403.8

Liabilities
Current liabilities	23.6	(0.3)	23.3		—
Long-term debt	141.0	—	141.0		—
Capital lease obligations	14.5	(14.5)	—		—
Other long-term liabilities	6.4	2.0	8.4		—
Future income taxes	6.7	(6.7)	—		—

Total liabilities	192.2	(19.5)	172.7	214.4	—	—	214.4

Purchase price	143.9	0.4	144.3	179.1	8.2	10.3	189.4

ALC’s financial results for the five months ended June 30, 2005, are included in the consolidated results of the Company for the six months ended June 30, 2005.
Extendicare Inc. June 2005

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
In January 2005 EHSI entered into a Memorandum of Understanding (MOU), and later two new master lease agreements, with LTC Properties, Inc. (LTC) in respect of 37 facilities leased to ALC by LTC. Under the terms of the MOU and master lease agreements, which became effective January 1, 2005, EHSI agreed to increase the annual rent paid to LTC by US$250,000 per annum for each of the successive four years, commencing on January 1, 2005, and amended the terms relating to inflationary increases. Formerly, the 37 leases had expiration dates ranging from 2007 through to 2015. Under the terms of the master lease agreements, the initial 10-year lease term commenced on January 1, 2005, and there are three successive 10-year lease renewal terms at the option of EHSI. There are no significant economic penalties to EHSI if it decides not to exercise the renewal options. The aggregate minimum rent payments for the LTC leases for the calendar years 2005 through 2008 will be US$9.4 million, US$9.8 million, US$10.2 million and US$10.7 million, respectively. The minimum rent will increase by 2% over the prior year’s minimum rent for each of the calendar years 2009 through 2014. Annual minimum rent during any extended term will increase by a minimum of 2% over the minimum rent of the immediately preceding year. The MOU provides that LTC will not assert certain events of default against ALC under the original leases. The Company accounts for the effect of scheduled rent increases on a straight-line basis over the lease term (note 10).
In June 2004 EHSI acquired four nursing homes (321 beds) located in Indiana for cash of $6.9 million (US$5.0 million). In February 2004 EHSI acquired for cash of $1.9 million (US$1.4 million) a skilled nursing facility in Washington that it had operated previously under lease arrangements.
3. Loss (Gain) from Asset Disposals, Impairment and Other Items

	Three months ended		Six months ended
(thousands of dollars)	June 30		June 30
	2005	2004	2005	2004

Loss (gain) from dispositions
Completion of U.S. divestiture	—	(6,616)	—	(6,616)
Sale of Canadian nursing and retirement homes	—	—	—	(12,657)

Issuance and retirement of debt
Tender and call premiums	—	7,805	—	7,805
Legal expenses	—	390	—	390
Write-off of deferred financing costs	—	3,167	337	3,167
Bond discount and foreign exchange	—	(771)	—	(771)
Termination of interest rate swap and cap	—	(3,661)	—	(3,661)

Loss on repayment of notes due from Tandem	—	1,720	—	1,720
Provision for impairment of U.S. nursing homes	7,069	—	7,069	2,125

Sale of non-core assets and other	(781)	(222)	(1,330)	242

	6,288	1,812	6,076	(8,256)

2005
In 2004 as a result of facility citations for survey deficiencies in the Lakeside nursing home in Chippewa Falls, Wisconsin, EHSI agreed with the State of Wisconsin to transfer the operations for three years effective August 1, 2004, to Lakeside Health L.L.C. (Lakeside Health), a subsidiary of Benedictine Health Dimensions, Inc. (Benedictine), another long-term care provider. As a result of regulatory issues and the continued poor financial performance of Lakeside Health, EHSI has held discussions with Benedictine and the State of Wisconsin in respect of various options. EHSI anticipates conclusion of these discussions in the third quarter. However, based upon the poor financial and operating performance of Lakeside Health in the second quarter of 2005, EHSI recorded an asset impairment provision of $7.1 million (US$5.7 million) to reduce the carrying value of the Lakeside property from $7.5 million (US$6.1 million) to $0.5 million (US$0.4 million). EHSI determined the reduced asset value based upon the estimated market value of the property. Previously in the fourth quarter of 2004, EHSI had recorded an asset impairment for the Lakeside nursing home of $8.3 million (US$6.8 million) to reduce the value of the property to $7.4 million (US$6.2 million), and had assumed improvement in operations at Lakeside Health that have not transpired.
Extendicare Inc. June 2005

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
In the second quarter of 2005, EHSI sold non-core assets for approximately $1.2 million (US$1.0 million) for a pre-tax gain of $0.8 million.
In the first quarter of 2005, EHSI sold non-core assets for $2.3 million (US$1.9 million) for a pre-tax gain of $0.5 million. Also, EHSI prepaid in full $11.7 million (US$9.5 million) of Industrial Development Revenue Bonds and prepaid a mortgage of $6.5 million (US$5.3 million) that resulted in the pre-tax write off of $0.3 million of deferred financings costs.
2004
In the second quarter of 2004, EHSI concluded the sale with Greystone Tribeca Acquisition, L.L.C. (Greystone) of the divestiture agreement for 15 Florida nursing and assisted living facilities previously owned and operated by EHSI, which Greystone had operated since September 2000. The initial transaction in 2000 was treated as a deferred sale since a significant portion of the final consideration was contingent on certain events, and because EHSI held an option to repurchase the facilities. In June 2004 EHSI received US$10.0 million as final payment of the contingent consideration resulting in a pre-tax gain of $6.6 million (US$4.9 million).
In the second quarter of 2004, as a result of the tender and call of EHSI’s 9.35% Senior Subordinated Notes due 2007 (the “2007 Notes”), the Company booked the following amounts: the consolidated net premiums paid for the early redemption of the 2007 Notes of $7.8 million (US$5.8 million); legal fees of $0.4 million (US$0.3 million); the write-off of deferred financing charges of $3.2 million (US$2.4 million); and a gain from unamortized bond discount and foreign exchange of $0.8 million. In addition, pursuant to the termination of the existing interest rate swap and cap arrangements, a consolidated net gain of $3.7 million (US$2.7 million) was recorded.
Also, in the second quarter of 2004 EHSI accepted a cash pre-payment of US$16.2 million for US$17.0 million of notes receivable due 2007 from Tandem Health Care, Inc. from a previous divestiture. After payment of associated selling expenses of US$0.5 million, EHSI recorded a pre-tax loss of $1.7 million (US$1.3 million). In Canada, ECI sold non-core assets for a pre-tax gain of $0.2 million.
In the first quarter of 2004, the Company reported in its earnings statement a net pre-tax gain of $10.1 million as loss (gain) from asset disposals, impairment and other items. The Company sold two Ontario homes (275 beds) for gross proceeds of $19.6 million resulting in a pre-tax gain of $12.7 million, or $12.3 million after tax. The gain on the sale of the Ontario facilities was substantially sheltered by capital loss carryforwards that had been fully offset with a valuation allowance. A portion of the proceeds were used to retire long-term debt of $6.6 million associated with the homes.
In addition, during the first quarter of 2004, EHSI prepaid in full $16.9 million (US$13.0 million) of Industrial Development Revenue Bonds that resulted in the pre-tax write off of $0.5 million (US$0.3 million) of deferred financings costs. EHSI also recorded a pre-tax loss on impairment of assets in the first quarter of 2004 of $2.1 million (US$1.6 million). With regard to this impairment charge, EHSI made a formal decision to close an 86-bed nursing home based upon its evaluation of two nursing facilities that operated adjacent to one another in Indiana, both of which required capital renovations. After its evaluation, management decided, subject to state approval, to consolidate the two operations into one renovated facility that upon completion, would accommodate all residents within both facilities after decreasing the total available nursing beds by 46. The consolidation of the two operations was approved by the State of Indiana and was completed by June 2005. As a result of the decision to close the one facility, EHSI recorded a provision for impairment of long-lived assets.
4. Property and Equipment
As of June 30, 2005, outstanding capital expenditure commitments totalled $4.1 million for ECI and $15.6 million (US$12.7 million) for EHSI, including EHSI’s development projects. At June 30, 2005, EHSI has 12 development projects in progress as part of its Phase I and Phase II construction plans, which are expected to add 153 nursing beds and 243 assisted living units during 2005 through to 2007. The total estimated cost of these 12 projects is $54.9 million (US$44.8 million) of which US$7.1 million has been spent to June 30, 2005.
Extendicare Inc. June 2005

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
5. Goodwill and Other Intangible Assets
As a result of acquisitions in the first half of 2005, goodwill increased by $4.2 million (US$3.4 million) and intangible assets increased by $7.9 million (US$6.4 million). The intangible asset increase represents customer in-place leases that are being amortized over three years. Also included in goodwill and other intangible assets are intangible assets related to leasehold rights, which are amortized over the term of the lease including renewal options. As at June 30, 2005, intangible assets had a gross carrying value of $20.1 million and accumulative amortization of $11.7 million, for a net book value of $8.4 million. The aggregate amortization expense for each of the six-month periods ended June 30, 2005 and 2004, was $1.8 million and $0.8 million, respectively.
6. Equity Accounted Investments
Extendicare’s share of Crown Life Insurance Company’s (Crown Life) earnings for each of the six-month periods ended June 30, 2005 and 2004, was $2.3 million and $3.8 million, respectively. The Company’s share of Salumatics Inc.’s losses in the first six months of 2005 was previously reserved, and for the first six months of 2004 the share of losses was $0.8 million. In the first half of 2005 there were no dividends paid by Crown Life while in the first half of 2004 Extendicare received a cash dividend of $15.6 million or $14.00 per share of Crown Life.
7. Long-term Debt
The acquisition of ALC by EHSI on January 31, 2005, resulted in EHSI assuming long-term debt of ALC, including current maturities of long-term debt, of US$144.4 million and increasing its revolving credit facility by US$60.0 million to finance the transaction. As of June 30, 2005, the Company’s long-term debt consisted of:

	June 30		Dec. 31
	2005		2004
(millions of dollars)	US$	C$	C$

Payable in United States dollars
EHSI
Senior Subordinated Notes at 6.875%, due 2014	122.1	149.6	146.7
Senior Notes at 9.50%, due 2010	149.7	183.5	180.0
Revolving Credit Facility at variable rates, due 2009	62.0	76.0	—
Notes payable, varying rates, maturing through to 2008	1.0	1.1	7.6
Mortgages and Industrial Development Revenue Bonds	4.2	5.2	16.6

	339.0	415.4	350.9
ALC
Red Mortgage Capital Note 6.24%, due 2014	36.9	45.2	—
GE Capital Term loan and Credit Facility at variable rates, due 2009	35.3	43.2	—
DMG Mortgage notes payable, 7.58% to 8.65%, due 2008	27.8	34.1	—
Revenue Bonds at variable rates, maturing through 2018	22.0	27.0	—
Oregon Trust Deed Notes, 0.25% to 10.90%, maturing 2020 through to 2026	9.7	11.9	—
HUD Insured Mortgages, 7.40% to 7.55%, due 2036	7.7	9.4	—
Capital lease obligations, 2.84% to 13.54%, maturing through to 2009	12.4	15.2	—

	151.8	186.0

Payable in Canadian dollars
EI and Canadian Subsidiaries
Mortgages, 5.81% to 9.81%, maturing through 2013		135.0	136.8
Obligations under capital leases		134.9	133.2

		871.3	620.9
Less: due within one year and included in current liabilities		12.7	7.2

		858.6	613.7

Extendicare Inc. June 2005

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
As at June 30, 2005, certain long-term debt instruments were secured by assets of, and had restrictive covenants that applied to EHSI, exclusive of ALC and its subsidiaries. Certain long-term debt instruments of ALC and its subsidiaries were secured by, and had restrictive covenants that applied only to specific subsidiaries of, and to ALC. Specific information related to changes to the Company’s long-term debt including EHSI’s credit facility and ALC’s long-term debt acquired is described below.
Revolving Credit Facility
In January 2005 EHSI amended its revolving credit facility (the “Credit Facility”) to permit a loan from its U.S. parent, Extendicare Holdings, Inc. (EHI), to partially finance the acquisition of ALC. The ALC debt that EHSI assumed in the acquisition is non-recourse to EHSI and its subsidiaries that existed prior to the acquisition of ALC. ALC’s debt and earnings are excluded from existing financial covenants under EHSI’s Credit Facility and certain restrictions in EHSI’s Credit Facility do not apply to ALC and its subsidiaries. EHSI is restricted from borrowing further under its Credit Facility, or with limited exceptions otherwise making investments, to support ALC and its subsidiaries, and all cash flow from ALC is retained within the ALC operation. ALC’s cash balance at June 30, 2005, was $8.6 million (US$7.0 million).
As of June 30, 2005, EHSI had borrowings under its Credit Facility of US$62.0 million relating to the acquisition of ALC. There were no borrowings as of December 31, 2004. As of June 30, 2005, EHSI had issued US$2.3 million in letters of credit (of which US$0.9 million pertained to ALC) as security for landlords of leased properties. These letters of credit are renewed annually and have maturity dates ranging from August 2005 to May 2006. EHSI also had issued US$16.8 million in letters of credit (of which US$0.8 million pertained to ALC) to outside third-party insurers and the Ohio Bureau of Workers’ Compensation as security for workers’ compensation claims. These letters of credit are renewed annually and have maturity dates ranging from December 2005 to January 2006. The unused portion of the Credit Facility that is available for working capital and corporate purposes, after reduction for outstanding letters of credit of US$17.4 million, was US$75.6 million as of June 30, 2005.
The Credit Facility requires that EHSI comply with various financial covenants, including fixed charge coverage, debt leverage, and tangible net worth ratios. EHSI is in compliance with all of its financial covenants as of June 30, 2005.
Subsequent to June 30, 2005, on August 4, 2005, EHSI amended and restated its Credit Facility as described in note 15.
Red Mortgage Capital Note 6.24% due 2014
The Red Mortgage Capital Note has a fixed interest rate of 6.24%, has a 25-year principal amortization and is secured by 24 assisted living facilities within ALC. The Red Mortgage Capital Note was entered into by subsidiaries of ALC and is non-recourse to EHSI, but subject to a limited guarantee by ALC.
GE Capital Term Loan and GE Capital Credit Facility due 2009
The GE Capital Term Loan (“GE Term Loan”) and the GE Capital Credit Facility (“GE Credit Facility”) were entered into by ALC in December 2003. The GE Term Loan and GE Credit Facility mature in 2009 and are secured by a collective pool of 30 of ALC’s assisted living facilities. The GE Term Loan requires monthly interest payments and principal reductions based on a 25-year principal amortization schedule, with a balloon payment at maturity. The GE Credit Facility is for US$15.0 million and has the same payment terms as the GE Term Loan. Under the GE Credit Facility, a fee is charged on the unused borrowing capacity at a rate of 0.75% per year, which is paid quarterly. Both the GE Term Loan and GE Credit Facility accrue interest at LIBOR plus 4.0%, with an interest rate floor of 5.75%. The GE Term Loan and the GE Credit Facility both contain financial covenants that require a certain level of financial performance for ALC’s GE-financed assisted living facilities. The GE Term Loan and GE Credit Facility were entered into by subsidiaries of ALC and are non-recourse to ALC, subject to a limited guaranty by ALC. ALC had no borrowings on the GE Credit Facility as of June 30, 2005. ALC is in compliance with the GE covenants at June 30, 2005.
Subsequent to June 30, 2005, on August 4, 2005, EHSI terminated and repaid in full the GE Term Loan and the GE Credit Facility as described in note 15.
DMG Mortgage Notes Payable due 2008
DMG Mortgage notes payable include three fixed-rate notes that are secured by 13 ALC assisted living facilities located in Texas, Oregon and New Jersey. These notes collectively require monthly principal and interest payments of US$230,000, with balloon payments of US$11.8 million, US$5.3 million and US$7.2 million due at maturity in May, August and September 2008, respectively. These loans bear interest at fixed rates ranging from 7.6% to 8.7%.
Extendicare Inc. June 2005

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
Revenue Bonds
Variable rate Revenue Bonds include three variable rate revenue bonds secured by 15 of ALC’s assisted living facilities located in the States of Washington, Idaho and Ohio. ALC has a series of Reimbursement Agreements with U.S. Bank for letters of credit that support certain of ALC’s variable rate Revenue Bonds. The letters of credit expire in October 2005 and have an annual commitment fee of approximately 2.0%. The total amount of these letters of credit was approximately US$22.8 million as of June 30, 2005.
For the Revenue Bonds at June 30, 2005: the Washington bonds had an interest rate of 2.55% and were secured by a US$6.8 million letter of credit and buildings, land, furniture and fixtures of the five Washington assisted living facilities; the Idaho bonds had an interest rate of 2.55% and were secured by a US$5.9 million letter of credit and buildings, land, furniture and fixtures of four Idaho assisted living facilities; and the Ohio bonds had an interest rate of 2.52% and were secured by a US$9.8 million letter of credit and buildings, land, furniture and fixtures of six Ohio assisted living facilities.
Under debt agreements relating to the Revenue Bonds, ALC is required to comply with the terms of certain regulatory agreements, which provide among other things, that in order to preserve the federal income tax exempt status of the bonds, ALC is required to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the U.S. Internal Revenue Code. There are additional requirements as to the age and physical condition of the residents with which ALC must also comply. Non-compliance with these restrictions may result in an event of default and cause acceleration of the scheduled repayment, fines and other financial costs.
ALC’s Reimbursement Agreements with U.S. Bank contain financial covenants, which include the following: (1) minimum net worth; (2) minimum debt service coverage; (3) minimum liquidity; and (4) minimum earnings of ALC. Failure to comply with these covenants could constitute an event of default, which would allow U.S. Bank to declare any amounts outstanding under the loan documents to be due and payable. The agreements also require ALC to deposit US$0.5 million in cash collateral with U.S. Bank in the event certain regulatory actions are commenced with respect to the properties securing ALC’s obligations to U.S. Bank. U.S. Bank is required to release such deposits upon satisfactory resolution of the regulatory action. ALC is in compliance with the U.S. Bank financial covenants at June 30, 2005.
Oregon Trust Deed Notes
The Oregon Trust Deed Notes are secured by buildings, land, and furniture and fixtures of six ALC assisted living facilities in Oregon. The notes are payable in monthly instalments including interest at effective rates ranging from 7.4% to 9.0%. Under debt agreements relating to the Oregon Trust Deed Notes, ALC is required to comply with the terms of certain regulatory agreements, which provide among other things, that in order to preserve the federal income tax exempt status of the bonds, ALC is required to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the U.S. Internal Revenue Code. There are additional requirements as to the age and physical condition of the residents with which the Company must also comply. Non-compliance with these restrictions may result in an event of default and cause acceleration of the scheduled repayment, fines and other financial costs. ALC is also required to maintain a capital replacement escrow account to cover future expected capital expenditure requirements for the leased properties. This escrow account had a balance of $76,000 (US$62,000) as of June 30, 2005, which is included in other assets.
HUD Insured Mortgages due 2036
The Housing and Urban Development (HUD) insured mortgages include three separate loan agreements entered into in 2001. The mortgages are each secured by a separate ALC assisted living facility located in Texas. These loans mature between July 1, 2036 and August 1, 2036, and collectively require monthly principal and interest payments. The loans bear interest at fixed rates ranging from 7.40% to 7.55%.
Capital Lease Obligations
In March 2005 ALC amended its lease agreements with Assisted Living Facilities, Inc. (ALF), an unrelated party, relating to five of its assisted living facilities located in Oregon, which provided ALC with an option to purchase the facilities in 2009 at a fixed price. The option to purchase was determined to be a bargain purchase price, requiring that the classification of these leases be changed from operating to capital. As a result, a capital lease obligation of US$12.8 million was recorded, which represented the estimated market value of the properties as of the lease amendment date, and also approximated the present value of future payments due under the lease agreements, including the purchase option payment. The option to purchase must be exercised prior to July 1, 2009, with closing on or about December 31, 2009 (note 10).
Extendicare Inc. June 2005

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
During the first quarter of 2005, ECI amended its 2001 agreement with BCP Long-Term Care Facilities Inc. covering financing for eight of ECI’s new Ontario nursing homes under 25-year capital lease arrangements. The amendment altered the $5.0 million security for a debt service reserve to be entered into after construction and for the duration of the term of the leases, from a letter of credit to a charge on an Ontario nursing home owned and operated by the Company.
Mortgage Notes Payable and Industrial Development Revenue Bond
In January 2005 EHSI prepaid in full a US$9.5 million variable rate Industrial Development Revenue Bond, due 2014, which resulted in a charge to income of US$0.1 million to write off deferred financing costs. Also, in February 2005 EHSI prepaid in full a mortgage totalling US$5.3 million, which resulted in a charge to income of US$0.2 million to write off deferred financing costs.
Other
In the second quarter of 2005, the Company amended its Canadian bank line of credit to increase availability to $50.0 million from $40.0 million. This credit facility supports standby letters of credit, primarily to secure pension obligations, which totalled $39.8 million at the end of June 2005, compared to $38.3 million at the end of December 2004. The Company had $10.2 million available under its Canadian line of credit at the end of June 2005.
Principal payments on long-term debt due within the next five fiscal years, exclusive of obligations under capital leases, after giving effect to renewal privileges, are as follows:

Year	(thousands of dollars)

2005	5,797
2006	20,241
2007	14,407
2008	56,318
2009	122,139

8. Share Capital
During the six months ended June 30, 2005, the Company purchased 640,300 Subordinate Voting Shares at a cost of $11.1 million; 23,800 Multiple Voting Shares at a cost of $0.4 million; and 2,700 Class I Preferred Shares, Series 2 at a cost of $67,000 pursuant to the purchase obligation. During the first half of 2005, 700,400 Subordinate Voting Shares were issued on exercise of stock options for proceeds of $2.4 million, which after adjusting for tax credits and contributed surplus, increased capital stock by $2.8 million. As a result of these transactions, the carrying value of capital stock decreased by $0.3 million and retained earnings was charged with $8.5 million attributable to the cost of purchases in excess of their carrying value.
For the six months ended June 30, 2004, the Company purchased 3,000 Class I Preferred Shares, Series 2 at a cost of $74,000 pursuant to a purchase obligation. Under the terms of a Normal Course Issuer Bid, the Company purchased and cancelled 128,000 Subordinate Voting Shares and 1,000 Multiple Voting Shares at a cost of $1.7 million. In addition, during the six months, 447,425 Subordinate Voting Shares were issued on exercise of stock options for proceeds, including the tax effect, of $2.4 million. As a result of these transactions, the carrying value of capital stock increased by $1.7 million and retained earnings was charged with $1.1 million attributable to the cost of purchases in excess of their carrying value.
For awards under the Stock Option Plan that include tandem share appreciation rights (SARs), the Company accrues compensation expense on a graded vesting basis in the amount by which the quoted market value of the Subordinate Voting Shares exceeds the option price. Changes, in the quoted market value of the Subordinate Voting Shares between the date of grant and the reporting period date result in a change in the measure of compensation for the award. During the six months ended June 30, 2005, the Company accrued $0.7 million (2004 – nil) of compensation expense associated with tandem SARs granted.
Extendicare Inc. June 2005

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
The Company elected to adopt the fair value based method of accounting for stock-based compensation on a prospective basis, applied to awards granted under the Stock Option Plan beginning January 1, 2003. For awards granted under the Stock Option Plan prior to January 1, 2003, the Company applies the settlement method, in that no compensation expense is recorded, and when the options are exercised, share capital is increased in the amount of the proceeds received. For stock options granted subsequent to December 31, 2002, which did not include tandem SARs, the Company recorded compensation of $77,000 for the six months ended June 30, 2005 (2004 — $96,000). Contributed surplus increased by $1,000 to $319,000 (2004 — $92,000 to $236,000) at the end of June 2005, after $76,000 (2004 — $4,000) of adjustments for a portion of the stock options that were exercised.
During the first half of 2005, the Board granted the following pursuant to the Stock Option Plan: on February 22, 501,000 tandem SARs at an exercise price of $18.00; on March 16, 10,000 tandem SARs at an exercise price of $18.40; and on May 5, 10,000 tandem SARs at an exercise price of $17.20. The exercise prices were based on the closing price of the Subordinate Voting Shares on the TSX on the trading day prior to the grant. The options vest at a rate of 25% on the anniversary date of grant over a four-year period, and expire on February 22, 2015, March 16, 2015, and May 5, 2015, respectively.
As at June 30, 2005, 3,114,600 Subordinate Voting Shares have been reserved under the Stock Option Plan of which a total of 1,900,375 Subordinate Voting Shares have been granted. These options have exercise prices ranging from $3.45 to $18.40 per share, and expire between February 21, 2006 and May 5, 2015. During the six months ended June 30, 2005, 43,000 options expired and/or were cancelled.
Had stock options granted under the Stock Option Plan prior to January 1, 2003, been accounted for using the fair value based method of accounting for stock-based compensation, the Company’s consolidated net earnings and related per share amounts would have been reduced to the pro forma amounts indicated in the following table.

	Three months ended		Six months ended
(thousands of dollars except per share amounts)	June 30		June 30
	2005	2004	2005	2004

Net earnings for the period	25,243	18,342	43,406	46,681
Compensation expense related to fair value of stock options, after taxes of $nil	(42)	(92)	(83)	(186)

Pro forma net earnings for the period	25,201	18,250	43,323	46,495

Earnings per Subordinate Voting Share, reported and pro forma (dollars)
Basic	0.37	0.26	0.63	0.67
Diluted	0.37	0.26	0.63	0.66

Earnings per Multiple Voting Share, reported and pro forma (dollars)
Basic	0.34	0.26	0.58	0.67
Diluted	0.34	0.26	0.58	0.66

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model.
9. Earnings per Share
The calculation of earnings per share is based on net earnings reduced by dividends on preferred shares, and reflects the quarterly preferential dividend of $0.025 per share paid to holders of Subordinate Voting Shares. Net earnings remaining after these items is allocated equally to the Subordinate Voting Shares and Multiple Voting Shares. Diluted earnings per share, using the treasury stock method, assumes outstanding stock options are exercised at the beginning of the year and common shares are purchased at the average market price during the period from the funds derived on the exercise of these outstanding options. Stock options with a strike price above the average market price for the period are excluded from the calculation of diluted earnings per share as to include them would increase earnings per share.
Extendicare Inc. June 2005

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
The following table reconciles the numerator and denominator of the basic and diluted earnings per share computation.

	Three months ended		Six months ended
(thousands of dollars unless otherwise noted)	June 30		June 30
	2005	2004	2005	2004

Numerator for basic and diluted earnings per share
Net earnings for the period	25,243	18,342	43,406	46,681
Dividends on preferred shares	(169)	(162)	(338)	(339)

Net earnings after preferred share dividends	25,074	18,180	43,068	46,342
Subordinate Voting preferential dividend	(1,426)	—	(2,847)	—

Total for basic earnings per share	23,648	18,180	40,221	46,342
Dilutive Subordinate Voting preferential dividend	(20)	—	(44)	—

Total for diluted earnings per share	23,628	18,180	40,177	46,342

Denominator for basic and diluted earnings per share (thousands)
Weighted average number of:
Subordinate Voting Shares	57,049	56,858	56,947	56,772
Multiple Voting Shares	11,880	11,912	11,892	11,912

Total for basic earnings per share	68,929	68,770	68,839	68,684
Dilutive Subordinate Voting Share stock options (1)	813	1,377	879	1,426

Total for diluted earnings per share	69,742	70,147	69,718	70,110

Earnings per Subordinate Voting Share (dollars) (2)
Basic	0.37	0.26	0.63	0.67
Diluted	0.37	0.26	0.63	0.66
Earnings per Multiple Voting Share (dollars)
Basic	0.34	0.26	0.58	0.67
Diluted	0.34	0.26	0.58	0.66

(1)	For the six months ended June 30, 2005, 501,000 stock options were excluded from the calculation of dilutive stock options as their strike prices ranged from $18.00 to $18.40, which was above the average market price for the period. There were no stock options excluded from this calculation for the six months ended June 30, 2004.

(2)	After giving effect to the Subordinate Voting Share preferential dividend of $0.05 per share in the first half of 2005, and nil in 2004.

10. Other Commitments
With the acquisition of ALC on January 31, 2005, there was a significant increase in the lease commitments of the Company. At June 30, 2005, for the fiscal years, the Company was committed under non-cancellable leases requiring future minimum rentals as follows:

	Capital	Operating
(thousands of dollars)	Leases	Leases	Total

2005	7,171	14,043	21,214
2006	14,368	24,093	38,461
2007	14,403	21,350	35,753
2008	14,440	21,560	36,000
2009	27,111	21,512	48,623
Thereafter	225,466	102,528	327,994

Total minimum payments	302,959	205,086	508,045

Less amount representing interest	152,911

Obligations under capital leases	150,048

Extendicare Inc. June 2005

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
ALC has five leased properties with ALF in the State of Oregon and five leased properties with LTC in the State of Washington. ALF obtained funding for its leased properties through the sale of Revenue Bonds issued by the State of Oregon, Housing and Community Services Department (OHCS), and LTC obtained funding through the Washington State Housing Finance Commission (WSHFC) for the LTC leases. Pursuant to the Lease Approval Agreements with OHCS and WSHFC and the lessor, the agreements obligate ALC to comply with the terms and conditions of the underlying trust deed relating to the leased properties and to comply with the terms of certain regulatory agreements that provide, among other things, that in order to preserve the federal income tax exempt status of the bonds, ALC is required to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the U.S. Internal Revenue Code. There are additional requirements as to the age and physical condition of the residents with which ALC must also comply. Non-compliance with these restrictions may result in an event of default to the lessor and termination of the lease for EHSI. ALC is also required to maintain a capital replacement escrow account for the ALF leases to cover expected capital expenditure requirements for the leased properties. This escrow account had a balance of $200,000 (US$163,000) as of June 30, 2005, which is included in other assets.
11. Contingent Liabilities
The Company and its consolidated subsidiaries are defendants in actions brought against them from time to time in connection with their operations. It is not possible to predict the ultimate outcome of the various proceedings at this time or to estimate additional costs that may result.
The U.S. Department of Justice and other federal agencies are increasing resources dedicated to regulatory investigations and compliance audits of health care providers. The Company is diligent to address these regulatory efforts. U.S. federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse in Medicaid funded facilities. EHSI has had previous investigations but at this time is not aware of any costs related to investigations.
In 2004 as a result of citations for survey deficiencies in the Lakeside nursing home, EHSI agreed with the State of Wisconsin to transfer the operations for three years effective August 1, 2004, to Lakeside Health. In March 2005, EHSI reached a settlement with the State for all outstanding issues including fines and penalties. The settlement was within amounts accrued at December 31, 2004. Under the terms of the agreement with Lakeside Health, EHSI is responsible for funding operating losses of the Lakeside nursing home during the term of the agreement subject to a maximum of US$3.0 million, or if Lakeside Health incurs operating losses for any consecutive three month period in excess of US$1.0 million, EHSI may terminate the agreement. Losses by Lakeside Health have exceeded US$3.0 million, however EHSI has not, as yet, terminated the contract.
In connection with its agreement to provide pharmacy services to EHSI, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that this claim will not be successful or that other claims will not be made with respect to the agreement.
Also, EHSI and Omnicare are currently negotiating the pricing of drugs for Medicare residents and should this matter not be settled, it will be taken to arbitration. The financial statements include provisions for settlement of this claim.
Extendicare Inc. June 2005

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
12. Segmented Information

	Three months ended			Six months ended
(millions of dollars)	June 30			June 30
	2005		2004	2005	2004

Revenue
United States	391.6		319.4	754.9	627.4
Canada	127.4		126.2	252.1	247.8

	518.9	(2)	445.6	1,007.0	875.2

EBITDA (1)
United States	67.2		45.2	116.4	88.9
Canada	12.4		13.9	22.3	21.1

	79.6		59.1	138.7	110.0

Health Care Net Earnings
United States	19.9		10.6	35.1	23.8
Canada	3.7		7.1	6.0	19.8

	23.6		17.7	41.1	43.6

	June 30		Dec. 31
(millions of dollars)	2005		2004

Goodwill
United States (3)	93.1		87.3
Canada	0.1		0.1

	93.2		87.4

Health Care Assets
United States	1,342.5		921.6
Canada	350.8		436.2

	1,693.2	(2)	1,357.8
Equity accounted investments	70.9		68.5

Total Consolidated Assets	1,764.1		1,426.3

(1)	EBITDA refers to earnings before interest, taxes, depreciation, amortization, valuation adjustment on interest rate caps, and loss (gain) from asset disposals, impairment and other items.

(2)	Does not add due to rounding.

(3)	$4.2 million of the change in goodwill in the United States is due to acquisitions and the remaining $1.6 million due to foreign currency translation of U.S. operations.

13. Employee Future Benefits
The future benefit expense of the Company’s defined benefit pension plans for each of the three months ended June 30, 2005 and 2004, was $0.7 million and $0.8 million, respectively and for each of the six months ended June 30, 2005 and 2004, the future benefit expense was $1.3 million and $1.6 million, respectively.
14. Related Party Transaction
Up until the end of June 2004, Extendicare paid rent to Crown Life for the rental of certain office premises, which for the first six months of 2004 was $0.7 million.
Extendicare Inc. June 2005

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
15. Subsequent Event
On August 4, 2005, EHSI amended and restated its current credit facility (the “Amended and Restated Credit Facility”) to increase the total borrowing capacity from US$155.0 million to US$200.0 million, reduce the cost of borrowing, and provide increased financial flexibility. Included within the Amended and Restated Credit Facility is a Term Loan for US$86.0 million and a US$114.0 million revolving line of credit.
As a result of this, on August 4, 2005, EHSI borrowed US$86.0 million under the Term Loan and US$13.9 million under the Amended and Restated Credit Facility, repaid in full US$64.0 million under the former Credit Facility, terminated and repaid in full the US$34.0 million under the GE Term Loan and the GE Credit Facility.
Among other things, the terms of the Amended and Restated Credit Facility include the following changes from EHSI’s former Credit Facility:
•	a Term Loan for US$86.0 million with the principal balance payable in equal quarterly installments of US$215,000 over the first four years of the Amended and Restated Credit Facility, equal quarterly installments of US$20.6 million over the first three quarters of the last year of the Amended and Restated Credit Facility, and a final principal installment of US$20.6 million on the maturity date;

•	a reduction in the revolving credit limit under the Amended and Restated Credit Facility by US$41.0 million to US$114.0 million from the US$155.0 million limit under the former Credit Facility. Upon notice and at the option of the participating lenders, EHSI may increase the credit extended or available under the Amended and Restated Credit Facility by up to US$15.0 million. This increase may be in the form of additional term loans or an increase in the revolving credit limit;

•	a maturity date of July 31, 2010, for the Amended and Restated Credit Facility, reflecting an extension of just over one year from the maturity date of the former Credit Facility;

•	the interest rate spreads over the Eurodollar rate or the base rate, as applicable, have been reduced and fixed at 1.75% per annum for Eurodollar rate loans and 0.75% per annum for base rate loans. Under the former Credit Facility the interest rate spread ranged from 2.50% per annum to 3.25% per annum for Eurodollar rate loans and from 1.50% per annum to 2.25% per annum for base rate loans, subject in each case, to adjustments based on EHSI’s senior leverage ratio;

•	a provision for a US$10.0 million swing line commitment within the US$114.0 million revolving credit limit;

•	the financial covenants will include ALC’s debt and earnings, whereas the financial covenants under the former Credit Facility did not. The financial covenants are otherwise substantially the same as under the former Credit Facility;

•	includes procedures for ALC and its subsidiaries to be designated as restricted subsidiaries and guarantors of the Amended and Restated Credit Facility over time. As this occurs, these subsidiaries will become subject to the covenants of the Amended and Restated Credit Facility that apply to EHSI’s restricted subsidiaries. Also, EHSI is permitted to make investments in these subsidiaries to the same extent that it is permitted to make investments in its other restricted subsidiaries that have guaranteed the Amended and Restated Credit Facility;

•	increases EHSI’s ability to make investments in unrestricted subsidiaries (the unrestricted subsidiaries being ALC and its subsidiaries unless and until they have been designated as restricted subsidiaries) such that EHSI and its restricted subsidiaries may have investments in unrestricted subsidiaries outstanding from time to time up to the sum of the amount of investments in unrestricted subsidiaries at June 30, 2005, plus US$40.0 million;

•	a requirement that ALC’s debt in connection with the US$22.0 million of Revenue Bonds secured by ALC facilities located in the States of Washington, Idaho and Ohio be repaid in full within 180 days after the closing of the Amended and Restated Credit Facility. When that repayment occurs, ALC will become a restricted subsidiary under the Amended and Restated Credit Facility; and

•	increases EHSI’s ability to make restricted payments to permit annual dividends up to the lesser of (i) 50% of its net income, or (ii) US$25.0 million plus the unused restricted payment amount for the previous fiscal year, or (iii) US$50.0 million.
Extendicare Inc. June 2005

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
The Amended and Restated Credit Facility is guaranteed by EHI and EHSI’s material U.S. domestic subsidiaries, excluding most of ALC’s subsidiaries. The Amended and Restated Credit Facility is secured by the same assets as secured the former Credit Facility. In addition, the Amended and Restated Credit Facility provides for the post-closing addition of additional security consisting of 30 assisted living facilities, formerly financed under the GE Term Loan and GE Credit Facility, and one nursing facility located in Kentucky acquired in June 2005. Further guarantees and collateral may be provided as additional subsidiaries of ALC become restricted subsidiaries. As subsidiaries of ALC guarantee or otherwise provide credit support for the Amended and Restated Credit Facility, EHSI will be required to cause such subsidiaries to guarantee the 9.5% Senior Notes due 2010 and the 6.875% Senior Subordinated Notes due 2014 on the same basis as the existing guarantors of the respective notes guaranteed such notes.
Like the former Credit Facility, the Amended and Restated Credit Facility contains customary covenants and events of default and is subject to various mandatory prepayment and commitment reductions. If an event of default occurs, the lenders may accelerate the maturity of the loans under the Amended and Restated Credit Facility, charge a default rate of interest, and/or foreclose on the mortgages and other collateral securing the Amended and Restated Credit Facility. EHSI is permitted to make voluntary prepayments at any time under the Amended and Restated Credit Facility.
Extendicare Inc. June 2005

Facility Location and Resident Capacity
			Assisted Living and
at June 30, 2005	Nursing Homes		Retirement Homes		Chronic Care Units		Total
	Number of	Resident	Number of	Resident	Number of	Resident	Number of	Resident
	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

By State/Province
United States
Ohio	29	3,020	19	779	—	—	48	3,799
Pennsylvania	25	2,895	17	648	—	—	42	3,543
Indiana	19	1,876	22	905	—	—	41	2,781
Wisconsin	24	2,024	12	631	—	—	36	2,655
Washington	15	1,570	24	1,013	—	—	39	2,583
Texas	—	—	42	1,689	—	—	42	1,689
Kentucky	19	1,633	1	55	—	—	20	1,688
Minnesota	10	1,277	1	60	—	—	11	1,337
Oregon	3	199	20	703	—	—	23	902
Idaho	2	194	9	344	—	—	11	538
Arizona	—	—	9	400	—	—	9	400
South Carolina	—	—	9	351	—	—	9	351
Nebraska	—	—	9	324	—	—	9	324
New Jersey	—	—	8	312	—	—	8	312
Iowa	—	—	6	224	—	—	6	224
Louisiana	—	—	4	173	—	—	4	173
Delaware	1	120	—	—	—	—	1	120
West Virginia	1	120	—	—	—	—	1	120
Michigan	—	—	3	117	—	—	3	117

Total United States	148	14,928	215	8,728	—	—	363	23,656

Canada
Ontario	52	7,761	1	493	1	120	54	8,374
Alberta	14	1,183	—	—	—	—	14	1,183
Saskatchewan	5	654	—	—	—	—	5	654
Manitoba	5	762	—	—	—	—	5	762

Total Canada	76	10,360	1	493	1	120	78	10,973

TOTAL	224	25,288	216	9,221	1	120	441	34,629

By Type of Ownership
United States
Owned	132	13,096	154	6,406	—	—	286	19,502
Leased	9	1,019	56	2,167	—	—	65	3,186
Managed	7	813	5	155	—	—	12	968

Total United States	148	14,928	215	8,728	—	—	363	23,656

Canada
Owned	45	6,079	—	—	—	—	45	6,079
Leased	9	1,155	—	76	—	—	9	1,231
Managed	22	3,126	1	417	1	120	24	3,663
Total Canada	76	10,360	1	493	1	120	78	10,973

TOTAL	224	25,288	216	9,221	1	120	441	34,629

Extendicare Inc. June 2005

Investor Information

Stock Exchange Listings Toronto Stock Exchange New York Stock Exchange (Subordinate Voting Shares only)	Transfer Agents Computershare Investor Services, Inc. Tel: (800) 564-6253 Fax: (866) 249-7775 email: service@computershare.com www.computershare.com

Shareholder Inquiries Jillian Fountain, Corporate Secretary Tel: (905) 470-5534 Fax: (905) 470-4003 email: jfountain@extendicare.com	Investor Relations Christopher Barnes, Manager, Investor Relations Tel: (905) 470-5483 Fax: (905) 470-4003 email: cbarnes@extendicare.com
Corporate Information
Extendicare Inc.’s 2004 Annual Report is available for viewing or printing on the Company’s website, in addition to news releases, quarterly reports and other filings with the securities commissions.
Printed copies are available upon request to the Corporate Secretary.
Visit Extendicare’s website @ www.extendicare.com